As filed with the Securities and Exchange Commission on November 8, 2023

File No. 812-15395

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO THE APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) and 57(a)(4) OF THE 1940 ACT AND RULE 17d-1 UNDER THE 1940 ACT

HPS CORPORATE LENDING FUND; HPS INVESTMENT PARTNERS, LLC; BRICKYARD DIRECT LENDING FUND, L.P.; CORE SENIOR LENDING FUND (A-A), L.P.; CORE SENIOR LENDING FUND, L.P.; HPS DPT DIRECT LENDING FUND, L.P.; HINODE DIRECT LENDING 2017 FUND, L.P.; KITTY HAWK CREDIT FUND, L.P.; HPS INVESTMENT PARTNERS (UK) LLP; HPS INVESTMENT PARTNERS (HK), LIMITED; HPS INVESTMENTS PARTNERS (AUS) PTY LTD.; HPS ALSC MANAGEMENT, LLC; HPS MEZZANINE PARTNERS, LLC; HPS MEZZANINE PARTNERS II, LLC; HPS MEZZANINE MANAGEMENT III, LLC; HPS MEZZANINE MANAGEMENT 2019, LLC; HPS OPPORTUNITIES SL MANAGEMENT, LLC; HPS RE MANAGEMENT, LLC; HPS INVESTMENT PARTNERS CLO (US), LLC; HPS INVESTMENT PARTNERS CLO (UK) LLP; HPS EF GP, LLC; HPS EL SLF 2016 GP, LLC; CGC, LLC; CGC III PARTNERS LLC; CORE SENIOR LENDING MASTER FUND (PB), L.P.; HPS CORE SENIOR LENDING PORTFOLIO (PB) II, L.P.; CREDIT VALUE MASTER FUND 2016, L.P.; CREDIT VALUE MASTER FUND V, L.P.; CREDIT VALUE ONTARIO FUND V, L.P.; CREDIT VALUE MASTER FUND VI, L.P.; EUROPEAN ASSET VALUE FUND (USD) II, L.P.; EUROPEAN ASSET VALUE OFFSHORE FUND (USD) II, L.P.; EUROPEAN ASSET VALUE OFFSHORE FUND II, L.P.; HPS EUROPEAN LIQUID LOAN OPPORTUNITIES MASTER FUND, L.P.; HPS MEZZANINE PARTNERS 2019, L.P.; HPS OFFSHORE MEZZANINE PARTNERS 2019 CO-INVEST, L.P.; HPS OFFSHORE MEZZANINE PARTNERS 2019 EUROPE, SCSP; HPS OFFSHORE MEZZANINE PARTNERS 2019, L.P.; HPS SPECIAL SITUATIONS OPPORTUNITY FUND, L.P.; HPS SPECIAL SITUATIONS OPPORTUNITY OFFSHORE FUND, L.P.; HPS SPECIALTY LOAN EUROPE FUND V, SCSP; HPS SPECIALTY LOAN FUND (JPY) V, L.P.; HPS SPECIALTY LOAN FUND V, L.P.; HPS SPECIALTY LOAN FUND V-L, L.P.; HPS SPECIALTY LOAN INTERNATIONAL FUND V, SCSP; HPS SPECIALTY LOAN INTERNATIONAL FUND V-L, L.P.; INSTITUTIONAL CREDIT MASTER FUND, L.P.; LIQUID LOAN OPPORTUNITIES MASTER FUND, L.P.; MAYFAIR ALTERNATIVE CREDIT FUNDS ICAV; MEZZANINE PARTNERS III, L.P.; OFFSHORE MEZZANINE PARTNERS III CO-INVEST, L.P.; OFFSHORE MEZZANINE PARTNERS III, L.P.; REAL ESTATE CREDIT SOLUTIONS FUND II, L.P.; REAL ESTATE CREDIT SOLUTIONS OFFSHORE FUND II, L.P.; SPECIALTY LOAN FUND 2016, L.P.; SPECIALTY LOAN FUND 2016-L, L.P.; SPECIALTY LOAN INSTITUTIONAL FUND 2016-L, L.P.; ASPEN CO-INVEST, L.P.; BRONCO CO-INVEST, L.P; ENDURANCE II CO-INVEST, L.P.; GALAXY III CO-INVEST, L.P.; MILANO CO-INVEST, L.P. NEPTUNE CO-INVEST, L.P.; PATRIOT CO-INVEST, L.P.; AIGUILLES ROUGES IRISH SPECIALTY LOAN FUND PLC; AIGUILLES ROUGES SPECIALTY LOAN FUND, L.P.; CACTUS DIRECT LENDING FUND, L.P.; CARDINAL FUND, L.P.; CST SPECIALTY LOAN FUND, L.P.; FALCON CREDIT FUND, L.P.; GIM CREDIT LUX S.A.; GIM CREDIT MASTER LUX S.À R.L.; GIM II, L.P.; GIM, L.P.; HC DIRECT LENDING FUND, L.P.; HN CO-INVESTMENT FUND, L.P.; HPS CORE SENIOR LENDING CO-INVEST, L.P.; HPS HALITE 2020 DIRECT LENDING FUND LIMITED; HPS KP MEZZ 2019 CO-INVEST, L.P.; HPS MAGNETITE ENERGY & POWER CREDIT FUND, L.P.; HPS MAGNETITE ENERGY & POWER CREDIT OFFSHORE FUND, L.P.; HPS OCOEE SPECIALTY LOAN FUND, L.P.; HPS OH CO-INVESTMENT FUND, L.P.; HPS PA CO-INVESTMENT FUND, L.P.; HPS RR SPECIALTY LOAN FUND, L.P.; HPS VG CO-INVESTMENT FUND, L.P.; JADE REAL ASSETS FUND, L.P.; MAUNA KEA FUND, L.P.; MORENO STREET DIRECT LENDING FUND, L.P.; NDT SENIOR LOAN FUND, L.P.; PRESIDIO LOAN FUND, L.P.; PRIVATE LOAN OPPORTUNITIES FUND, L.P.; RED CEDAR

FUND 2016, L.P.; SANDLAPPER CREDIT FUND, L.P.; SC STRATEGIC INVESTMENT FUND, L.P.; SPECIALTY LOAN FUND – CX-2, L.P.; SPECIALTY LOAN VG FUND, L.P.; AP MEZZANINE PARTNERS III, L.P.; HPS AP MEZZANINE PARTNERS 2019, L.P.; HPS HINODE MEZZANINE PARTNERS 2020, L.P.; SPECIALTY LOAN ONTARIO FUND 2016, L.P.; EL SPECIALTY LOAN SECONDARY FUND, L.P.; HPS OFFSHORE STRATEGIC INVESTMENT PARTNERS V, L.P.; HPS STRATEGIC INVESTMENT PARTNERS V, L.P.; HPS AP STRATEGIC INVESTMENT PARTNERS V, L.P.; HPS AD CO-INVESTMENT HOLDINGS, L.P.; HPS STRATEGIC INVESTMENT MANAGEMENT V, LLC; HPS ELBE UNLEVERED DIRECT LENDING FUND, SCSP; HPS SPECIALTY LOAN ONTARIO FUND V, L.P.; SHELBY CO-INVEST, L.P.; CORE SENIOR LENDING FUND II, SCSP; CORE SENIOR LENDING INTERNATIONAL FUND II, SCSP; HPS OFFSHORE STRATEGIC INVESTMENT PARTNERS V EUROPE, SCSP; SEGOVIA LOAN ADVISORS (UK) LLP; HPS CORE SENIOR LENDING INTERNATIONAL FUND (EUR) II, SCSP; HPS SPECIALTY LOAN FUND (EUR) V, L.P.; PROXIMA CO-INVEST, L.P.; PROXIMA ONSHORE CO-INVEST, L.P.; HPS SPECIALTY LOAN FUND TX, L.P.; SALUS CO-INVEST, L.P.; CREDIT VALUE FUND VII, L.P.; CREDIT VALUE OFFSHORE FUND VII, L.P.; HPS MINT CO-INVEST, L.P.; HPS SPECIAL SITUATIONS OPPORTUNITY FUND II, L.P.; HPS SPECIAL SITUATIONS OPPORTUNITY OFFSHORE FUND II, SCSP; CREDIT VALUE ONTARIO FUND VII, L.P.; HN SIP V CO-INVESTMENT FUND, L.P.; CORE SENIOR LENDING FUND II FEEDER, L.P.; HPS KP SIP V CO-INVESTMENT FUND, L.P.; HPS ENERGY & POWER IA FUND, L.P.; HPS ASSET VALUE LUX FUND (USD) III, SCSP; HPS ASSET VALUE LUX FUND III, SCSP; HPS STAR PRIVATE CREDIT FUND SCSP; CORE SENIOR LENDING INTERNATIONAL FUND (EUR) II-G, SCSP; HPS AD SIP V CO-INVESTMENT FUND, L.P.; EASTWOOD CO-INVEST, L.P.; HPS STRATEGIC INVESTMENT PARTNERS V FEEDER, L.P.; HPS – SC STRATEGIC INVESTMENT FUND II, L.P.; HPS EVEREST CO-INVESTMENT FUND, L.P.; MAPLE CO-INVEST, L.P.; HPS ASSET VALUE FUND (USD) III, L.P.; LUTHER CO-INVEST, L.P.; MINERVA CO-INVEST, L.P.; HPS HINODE STRATEGIC INVESTMENT PARTNERS V 2021, L.P.; MARILYN CO-INVEST, L.P.; HPS INVESTMENT PARTNERS (SG) PTE. LTD.; HPS A-LIFE DIRECT LENDING FUND, L.P.; SPECIALTY LOAN FUND INTERNATIONAL FUND VI, SCSP; SPECIALTY LOAN FUND VI, SCSP; SPECIALTY LOAN FUND VI-L, SCSP; SPECIALTY LOAN INTERNATIONAL FUND VI-L, SCSP; HPS LOAN MANAGEMENT 2013-2, LTD.; HPS LOAN MANAGEMENT 3-2014, LTD.; HPS LOAN MANAGEMENT 4-2014, LTD.; HPS LOAN MANAGEMENT 5-2015, LTD.; HPS LOAN MANAGEMENT 6-2015, LTD.; HPS LOAN MANAGEMENT 7-2015, LTD.; HPS LOAN MANAGEMENT 8-2016, LTD.; HPS LOAN MANAGEMENT 9-2016, LTD.; HPS LOAN MANAGEMENT 10-2016, LTD.; HPS LOAN MANAGEMENT 11-2017, LTD.; HPS LOAN MANAGEMENT 12-2018, LTD.; HPS LOAN MANAGEMENT 13-2018, LTD.; HPS LOAN MANAGEMENT 14-2019, LTD.; HPS LOAN MANAGEMENT 15-2019, LTD.; HPS LOAN MANAGEMENT 2021-16, LTD.; HPS LOAN MANAGEMENT 2022-17, LTD.; HPS LOAN MANAGEMENT 2022-19, LTD.; STRATA CLO II, LTD.; ARCADIA WAREHOUSE 2022, LTD.; AQUEDUCT EUROPEAN CLO 1-2017 DAC; AQUEDUCT EUROPEAN CLO 2-2017 DAC; AQUEDUCT EUROPEAN CLO 3-2019 DAC; AQUEDUCT EUROPEAN CLO 4-2019 DAC; AQUEDUCT EUROPEAN CLO 5-2020 DAC; AQUEDUCT EUROPEAN CLO 6-2021 DAC; AQUEDUCT EUROPEAN CLO 7-2022 DAC; AQUEDUCT EUROPEAN CLO 8-2022 DAC; AQUEDUCT EUROPEAN CLO 9-2022 DAC; SEGOVIA EUROPEAN CLO 1-2014 DAC; SEGOVIA EUROPEAN CLO 2-2016 DAC; SEGOVIA EUROPEAN CLO 3-2017 DAC; SEGOVIA EUROPEAN CLO 4-2017 DAC; SEGOVIA EUROPEAN CLO 5-2018 DAC; SEGOVIA EUROPEAN CLO 6-2019 DAC; HPS AZ SIP V CO-INVESTMENT FUND, SCSP; HPS SPECIALTY LOAN FUND (EUR) VI, SCSP; HPS HLBL CO-INVESTMENT FUND, L.P.; PALISADES CLO, LLC; INSTITUTIONAL CREDIT EUROPE FUND, SCSP; PICCADILLY CO-INVEST, L.P.; CORE SENIOR LENDING INTERNATIONAL FUND II-S, SCSP; HPS ADVISORS, LLC; HPS SPECIALTY LOAN INSTITUTIONAL FUND VI-L, L.P.; HPS SPECIALTY LOAN FUND VI FEEDER, L.P.; HPS SPECIALTY LOAN INTERNATIONAL FUND VI CO-INVEST, SCSP; HPS SPECIALTY LOAN FUND VI CO-INVEST, SCSP; HPS PA SIP V CO-INVESTMENT FUND, L.P.; HPS LOAN MANAGEMENT 2023-17, LTD; STRATA CLO I, LTD.; HPS LOAN MANAGEMENT 2023-19, LTD.; HPS SUSTAINABILITY & ENERGY TRANSITION FUND, L.P.; HPS OFFSHORE SUSTAINABILITY & ENERGY TRANSITION FUND, SCSP; HN PRIVATE CREDIT FUND, L.P.; HPS SPECIALTY LOAN INTERNATIONAL FUND (EUR) VI, SCSP; HPS HINODE STRATEGIC INVESTMENT PARTNERS 2023, L.P.; HK CO-INVESTMENT FUND, LLC; HPS BLACK KNIGHT 1922 SPECIALTY LOAN FUND, LLC; HPS GARDEN PRIVATE CREDIT FUND, L.P.; HN DIRECT LENDING CO-INVESTMENT FUND 2023, L.P.; HPS CORPORATE CAPITAL SOLUTIONS FUND; HPS ART DIRECT LENDING FUND, SCSP; CAPRICORN CO-INVEST, L.P.; HPS ROADRUNNER SPECIALTY LOAN FUND, L.P.; BOOST CO-INVEST, L.P.; CST CORE SENIOR LENDING FUND, L.P.; ASSET VALUE PLATFORM, L.P.; SLF VI WC AGGREGATOR, L.P.; HPS ANCHOR DIRECT LENDING CO-INVESTMENT FUND, SCSP

40 West 57th Street

33rd Floor

New York, NY 10019

(212) 287-6767

All Communications, Notices and Orders to:

Yoohyun K. Choi

HPS Advisors, LLC

40 West 57th Street, 33rd Floor

New York, NY 10019

Tel: (212) 287-6767

kathy.choi@hpspartners.com

Copies to:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Tel: (212) 698-3500

richard.horowitz@dechert.com

November 8, 2023

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

HPS CORPORATE LENDING FUND; HPS

INVESTMENT PARTNERS, LLC; BRICKYARD

DIRECT LENDING FUND, L.P.; CORE SENIOR

LENDING FUND (A-A), L.P.; CORE SENIOR

LENDING FUND, L.P.; HPS DPT DIRECT

LENDING FUND, L.P.; HINODE DIRECT

LENDING 2017 FUND, L.P.; KITTY HAWK

CREDIT FUND, L.P.; HPS INVESTMENT

PARTNERS (UK) LLP; HPS INVESTMENT

PARTNERS (HK), LIMITED; HPS

INVESTMENTS PARTNERS (AUS) PTY LTD.;

HPS ALSC MANAGEMENT, LLC; HPS

MEZZANINE PARTNERS, LLC; HPS

MEZZANINE PARTNERS II, LLC; HPS

MEZZANINE MANAGEMENT III, LLC; HPS

MEZZANINE MANAGEMENT 2019, LLC; HPS

OPPORTUNITIES SL MANAGEMENT, LLC;

HPS RE MANAGEMENT, LLC; HPS

INVESTMENT PARTNERS CLO (US), LLC; HPS

INVESTMENT PARTNERS CLO (UK) LLP; HPS

EF GP, LLC; HPS EL SLF 2016 GP, LLC; CGC,

LLC; CGC III PARTNERS LLC; CORE SENIOR

LENDING MASTER FUND (PB), L.P.; HPS CORE

SENIOR LENDING PORTFOLIO (PB) II, L.P.;

CREDIT VALUE MASTER FUND 2016, L.P.;

CREDIT VALUE MASTER FUND V, L.P.;

CREDIT VALUE ONTARIO FUND V, L.P.;

CREDIT VALUE MASTER FUND VI, L.P.;

EUROPEAN ASSET VALUE FUND (USD) II, L.P.;

EUROPEAN ASSET VALUE OFFSHORE FUND

(USD) II, L.P.; EUROPEAN ASSET VALUE

OFFSHORE FUND II, L.P.; HPS EUROPEAN

LIQUID LOAN OPPORTUNITIES MASTER

FUND, L.P.; HPS MEZZANINE PARTNERS 2019,

L.P.; HPS OFFSHORE MEZZANINE PARTNERS

2019 CO-INVEST, L.P.; HPS OFFSHORE

MEZZANINE PARTNERS 2019 EUROPE, SCSP;

HPS OFFSHORE MEZZANINE PARTNERS 2019,

L.P.; HPS SPECIAL SITUATIONS

OPPORTUNITY FUND, L.P.; HPS SPECIAL

SITUATIONS OPPORTUNITY OFFSHORE

FUND, L.P.; HPS SPECIALTY LOAN EUROPE

FUND V, SCSP; HPS SPECIALTY LOAN FUND

(JPY) V, L.P.; HPS SPECIALTY LOAN FUND V,

L.P.; HPS SPECIALTY LOAN FUND V-L, L.P.;

HPS SPECIALTY LOAN INTERNATIONAL

FUND V, SCSP; HPS SPECIALTY LOAN

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) and 57(a)(4) OF THE 1940 ACT AND RULE 17d-1 UNDER THE 1940 ACT

INTERNATIONAL FUND V-L, L.P.;

INSTITUTIONAL CREDIT MASTER FUND, L.P.;

LIQUID LOAN OPPORTUNITIES MASTER

FUND, L.P.; MAYFAIR ALTERNATIVE CREDIT

FUNDS ICAV; MEZZANINE PARTNERS III, L.P.;

OFFSHORE MEZZANINE PARTNERS III CO-

INVEST, L.P.; OFFSHORE MEZZANINE

PARTNERS III, L.P.; REAL ESTATE CREDIT

SOLUTIONS FUND II, L.P.; REAL ESTATE

CREDIT SOLUTIONS OFFSHORE FUND II, L.P.;

SPECIALTY LOAN FUND 2016, L.P.;

SPECIALTY LOAN FUND 2016-L, L.P.;

SPECIALTY LOAN INSTITUTIONAL FUND

2016-L, L.P.; ASPEN CO-INVEST, L.P.; BRONCO

CO-INVEST, L.P; ENDURANCE II CO-INVEST,

L.P.; GALAXY III CO-INVEST, L.P.; MILANO

CO-INVEST, L.P. NEPTUNE CO-INVEST, L.P.;

PATRIOT CO-INVEST, L.P.; AIGUILLES

ROUGES IRISH SPECIALTY LOAN FUND PLC;

AIGUILLES ROUGES SPECIALTY LOAN FUND,

L.P.; CACTUS DIRECT LENDING FUND, L.P.;

CARDINAL FUND, L.P.; CST SPECIALTY LOAN

FUND, L.P.; FALCON CREDIT FUND, L.P.; GIM

CREDIT LUX S.A.; GIM CREDIT MASTER LUX

S.À R.L.; GIM II, L.P.; GIM, L.P.; HC DIRECT

LENDING FUND, L.P.; HN CO-INVESTMENT

FUND, L.P.; HPS CORE SENIOR LENDING CO-

INVEST, L.P.; HPS HALITE 2020 DIRECT

LENDING FUND LIMITED; HPS KP MEZZ 2019

CO-INVEST, L.P.; HPS MAGNETITE ENERGY &

POWER CREDIT FUND, L.P.; HPS MAGNETITE

ENERGY & POWER CREDIT OFFSHORE FUND,

L.P.; HPS OCOEE SPECIALTY LOAN FUND,

L.P.; HPS OH CO-INVESTMENT FUND, L.P.;

HPS PA CO-INVESTMENT FUND, L.P.; HPS RR

SPECIALTY LOAN FUND, L.P.; HPS VG CO-INVESTMENT FUND, L.P.; JADE REAL ASSETS

FUND, L.P.; MAUNA KEA FUND, L.P.; MORENO

STREET DIRECT LENDING FUND, L.P.; NDT

SENIOR LOAN FUND, L.P.; PRESIDIO LOAN

FUND, L.P.; PRIVATE LOAN OPPORTUNITIES

FUND, L.P.; RED CEDAR FUND 2016, L.P.;

SANDLAPPER CREDIT FUND, L.P.; SC

STRATEGIC INVESTMENT FUND, L.P.;

SPECIALTY LOAN FUND – CX-2, L.P.;

SPECIALTY LOAN VG FUND, L.P.; AP

MEZZANINE PARTNERS III, L.P.; HPS AP

MEZZANINE PARTNERS 2019, L.P.; HPS

HINODE MEZZANINE PARTNERS 2020, L.P.;

SPECIALTY LOAN ONTARIO FUND 2016, L.P.;

EL SPECIALTY LOAN SECONDARY FUND,

L.P.; HPS OFFSHORE STRATEGIC

INVESTMENT PARTNERS V, L.P.; HPS

STRATEGIC INVESTMENT PARTNERS V, L.P.;

HPS AP STRATEGIC INVESTMENT PARTNERS

V, L.P.; HPS AD CO-INVESTMENT HOLDINGS,

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

L.P.; HPS STRATEGIC INVESTMENT

MANAGEMENT V, LLC; HPS ELBE

UNLEVERED DIRECT LENDING FUND, SCSP;

HPS SPECIALTY LOAN ONTARIO FUND V,

L.P.; SHELBY CO-INVEST, L.P.; CORE SENIOR

LENDING FUND II, SCSP; CORE SENIOR

LENDING INTERNATIONAL FUND II, SCSP;

HPS OFFSHORE STRATEGIC INVESTMENT

PARTNERS V EUROPE, SCSP; SEGOVIA LOAN

ADVISORS (UK) LLP; HPS CORE SENIOR

LENDING INTERNATIONAL FUND (EUR) II,

SCSP; HPS SPECIALTY LOAN FUND (EUR) V,

L.P.; PROXIMA CO-INVEST, L.P.; PROXIMA

ONSHORE CO-INVEST, L.P.; HPS SPECIALTY

LOAN FUND TX, L.P.; SALUS CO-INVEST, L.P.;

CREDIT VALUE FUND VII, L.P.; CREDIT

VALUE OFFSHORE FUND VII, L.P.; HPS MINT

CO-INVEST, L.P.; HPS SPECIAL SITUATIONS

OPPORTUNITY FUND II, L.P.; HPS SPECIAL

SITUATIONS OPPORTUNITY OFFSHORE FUND

II, SCSP; CREDIT VALUE ONTARIO FUND VII,

L.P.; HN SIP V CO-INVESTMENT FUND, L.P.;

CORE SENIOR LENDING FUND II FEEDER,

L.P.; HPS KP SIP V CO-INVESTMENT FUND,

L.P.; HPS ENERGY & POWER IA FUND, L.P.;

HPS ASSET VALUE LUX FUND (USD) III, SCSP;

HPS ASSET VALUE LUX FUND III, SCSP; HPS

STAR PRIVATE CREDIT FUND SCSP; CORE

SENIOR LENDING INTERNATIONAL FUND

(EUR) II-G, SCSP; HPS AD SIP V CO-

INVESTMENT FUND, L.P.; EASTWOOD CO-

INVEST, L.P.; HPS STRATEGIC INVESTMENT

PARTNERS V FEEDER, L.P.; HPS – SC

STRATEGIC INVESTMENT FUND II, L.P.; HPS

EVEREST CO-INVESTMENT FUND, L.P.;

MAPLE CO-INVEST, L.P.; HPS ASSET VALUE

FUND (USD) III, L.P.; LUTHER CO-INVEST,

L.P.; MINERVA CO-INVEST, L.P.; HPS HINODE

STRATEGIC INVESTMENT PARTNERS V 2021,

L.P.; MARILYN CO-INVEST, L.P.; HPS

INVESTMENT PARTNERS (SG) PTE. LTD.; HPS

A-LIFE DIRECT LENDING FUND, L.P.;

SPECIALTY LOAN FUND INTERNATIONAL

FUND VI, SCSP; SPECIALTY LOAN FUND VI,

SCSP; SPECIALTY LOAN FUND VI-L, SCSP;

SPECIALTY LOAN INTERNATIONAL FUND VI-L,

SCSP; HPS LOAN MANAGEMENT 2013-2,

LTD.; HPS LOAN MANAGEMENT 3-2014, LTD.;

HPS LOAN MANAGEMENT 4-2014, LTD.; HPS

LOAN MANAGEMENT 5-2015, LTD.; HPS LOAN

MANAGEMENT 6-2015, LTD.; HPS LOAN

MANAGEMENT 7-2015, LTD.; HPS LOAN

MANAGEMENT 8-2016, LTD.; HPS LOAN

MANAGEMENT 9-2016, LTD.; HPS LOAN

MANAGEMENT 10-2016, LTD.; HPS LOAN

MANAGEMENT 11-2017, LTD.; HPS LOAN

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

MANAGEMENT 12-2018, LTD.; HPS LOAN

MANAGEMENT 13-2018, LTD.; HPS LOAN

MANAGEMENT 14-2019, LTD.; HPS LOAN

MANAGEMENT 15-2019, LTD.; HPS LOAN

MANAGEMENT 2021-16, LTD.; HPS LOAN

MANAGEMENT 2022-17, LTD.; HPS LOAN

MANAGEMENT 2022-19, LTD.; STRATA CLO II,

LTD.; ARCADIA WAREHOUSE 2022, LTD.;

AQUEDUCT EUROPEAN CLO 1-2017 DAC;

AQUEDUCT EUROPEAN CLO 2-2017 DAC;

AQUEDUCT EUROPEAN CLO 3-2019 DAC;

AQUEDUCT EUROPEAN CLO 4-2019 DAC;

AQUEDUCT EUROPEAN CLO 5-2020 DAC;

AQUEDUCT EUROPEAN CLO 6-2021 DAC;

AQUEDUCT EUROPEAN CLO 7-2022 DAC;

AQUEDUCT EUROPEAN CLO 8-2022 DAC;

AQUEDUCT EUROPEAN CLO 9-2022 DAC;

SEGOVIA EUROPEAN CLO 1-2014 DAC;

SEGOVIA EUROPEAN CLO 2-2016 DAC;

SEGOVIA EUROPEAN CLO 3-2017 DAC;

SEGOVIA EUROPEAN CLO 4-2017 DAC;

SEGOVIA EUROPEAN CLO 5-2018 DAC;

SEGOVIA EUROPEAN CLO 6-2019 DAC;

HPS AZ SIP V CO-INVESTMENT FUND, SCSP;

HPS SPECIALTY LOAN FUND (EUR) VI, SCSP;

HPS HLBL CO- INVESTMENT FUND, L.P.; PALISADES CLO, LLC; INSTITUTIONAL CREDIT EUROPE FUND,

SCSP; PICCADILLY CO-INVEST, L.P.; CORE

SENIOR LENDING INTERNATIONAL FUND II-S,

SCSP; HPS ADVISORS, LLC; HPS SPECIALTY

LOAN INSTITUTIONAL FUND VI-L, L.P.; HPS

SPECIALTY LOAN FUND VI FEEDER, L.P.; HPS

SPECIALTY LOAN INTERNATIONAL FUND VI

CO-INVEST, SCSP; HPS SPECIALTY LOAN

FUND VI CO-INVEST, SCSP; HPS PA SIP V CO-

INVESTMENT FUND, L.P.; HPS LOAN

MANAGEMENT 2023-17, LTD; STRATA CLO I,

LTD.; HPS LOAN MANAGEMENT 2023-19, LTD.;

HPS SUSTAINABILITY & ENERGY

TRANSITION FUND, L.P.; HPS OFFSHORE

SUSTAINABILITY & ENERGY TRANSITION

FUND, SCSP; HN PRIVATE CREDIT FUND, L.P.;

HPS SPECIALTY LOAN INTERNATIONAL

FUND (EUR) VI, SCSP; HPS HINODE

STRATEGIC INVESTMENT PARTNERS 2023,

L.P.; HK CO-INVESTMENT FUND, LLC; HPS

BLACK KNIGHT 1922 SPECIALTY LOAN FUND,

LLC; HPS GARDEN PRIVATE CREDIT FUND,

L.P.; HN DIRECT LENDING CO-INVESTMENT

FUND 2023, L.P.; HPS CORPORATE CAPITAL

SOLUTIONS FUND; HPS ART DIRECT LENDING FUND, SCSP; CAPRICORN CO-INVEST, L.P.; HPS ROADRUNNER SPECIALTY LOAN FUND, L.P.; BOOST CO-INVEST, L.P.; CST CORE SENIOR LENDING FUND, L.P.; ASSET VALUE PLATFORM, L.P.; SLF VI WC AGGREGATOR, L.P.; HPS ANCHOR DIRECT LENDING CO-INVESTMENT FUND, SCSP

40 West 57th Street, 33rd Floor

New York, NY 10019

Tel: (212) 287-6767

File No. 812-15395

Investment Company Act of 1940

INTRODUCTION

The Applicants (as defined below) hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to HPS Corporate Lending Fund, et. al. (Investment Company Act of 1940, Release No. 34493, February 1, 2022) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act (the “Prior Order”), authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 under the 1940 Act.1

The BDC, the Existing Advisers and the Existing Affiliated Funds (each as defined below) may be referred to herein as the “Applicants.”

Except as stated herein, defined terms used in this application (the “Application”) for an amended order have the same meanings provided in the application for the Prior Order (the “Prior Application”).2

The Prior Order permits one or more Regulated Entities and Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the 1940 Act. All Applicants are eligible to rely on the Prior Order.

All entities as of the date of submission of this Application that currently intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that relies on the requested Order in the future will comply with the terms and conditions of this Application.

I. APPLICANTS

A. The BDC

HPS Corporate Lending Fund is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act (“HLEND” or the “BDC”). A description of HLEND is included in Schedule A to this Application.

B. The Existing Advisers

HPS Investment Partners, LLC (“HPS”) is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and served as the investment adviser to HLEND prior to June 30, 2023. HPS Advisors, LLC (“HPS Advisors”) is the investment adviser to the BDC, is registered as an investment adviser under the Advisers Act and is a wholly-owned subsidiary of HPS. The term “Existing Adviser” means (a) HPS, (b) HPS Advisors and (c) the entities set forth in Schedule B hereto (the “Other Existing Advisers”), each of which is either registered as an investment adviser under the Advisers Act or relying on the registration under the Advisers Act of HPS and is a subsidiary of HPS. Each Existing Adviser is an Adviser under the Prior Application. Each Other Existing Adviser and HPS acts as investment adviser to one or more Existing Affiliated Funds.

[1]	Unless otherwise indicated, all section and rule references herein are to sections of, and rules under, the 1940 Act.
[2]	HPS Corporate Lending Fund, et al., File No. 812-15190, Amendment No. 4, filed December 23, 2021.

The Other Existing Advisers are controlled and wholly owned by HPS, with the exception of HPS Investment Partners CLO (US), LLC and HPS Investment Partners CLO (UK) LLP, which are controlled by HPS but are partially owned by unaffiliated third parties. A description of the Other Existing Advisers is included in Schedule B to this Application.

C. Existing Affiliated Funds

The investment vehicles set forth in Schedule C hereto, each of which is an Affiliated Fund and an entity whose investment adviser is an Existing Adviser (the “Existing Affiliated Funds”).

The Regulated Entities and the Affiliated Funds may be under common control. Any of the Affiliated Funds or Advisers would be deemed to be a person identified in Section 57(b) of the 1940 Act if it is an affiliated person of HPS within the meaning of Section 2(a)(3)(C), thus requiring exemptive relief for certain co-investments with the Regulated Entities.

II. APPLICANTS’ PROPOSAL

Applicants Seek to Update the Definition of “Follow-On Investment”

On April 8, 2020 the SEC announced that it would provide temporary, conditional exemptive relief (the “Temporary Relief”) for business development companies that would permit business development companies with effective co-investment orders to participate in Follow-On Investments with an Affiliated Fund that is not already invested in the issuer.3

In issuing the Temporary Relief, the Commission found that in light of the effects of COVID-19 permitting these types of Follow-On Investments was “necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the [1940 Act].”4 The Temporary Relief did not permit Follow-On Investments by Regulated Entities that were not already invested in the issuer.

Applicants seek an amendment to the Prior Order in order to update the definition of “Follow-On Investments” to be consistent with the Temporary Relief. The amended definition would read as follows:

“Follow-On Investments” mean:(i) with respect to a Regulated Entity, an additional investment in the same issuer in which the Regulated Entity is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Entity are currently invested; or (Y) an investment in an issuer in which at least one Regulated Entity is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

Applicants believe that this update will simply incorporate the terms of the Temporary Relief into the Prior Order and that the findings made by the Commission with respect to the Temporary Relief are equally applicable to the proposed Order and do not raise new policy concerns.

The Applicants submit that the analysis in Section III, “Order Requested” and Section IV, “Statement in Support of Relief Requested,” of the Prior Application is equally applicable to this Application, which differs only from the Prior Application in so far as the definition of Follow-On Investments has been updated to be consistent with the Temporary Relief.

[3]

Order Under Sections 6(c), 17(d), 38(a), and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 Thereunder Granting Exemptions from Specified Provisions of the Investment Company Act and Certain Rules Thereunder, Rel. No. IC-33837 (Apr. 8, 2020) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).

[4]	Id. at 2.

III. REQUESTED RELIEF

Accordingly, the Applicants respectfully request that the Commission grant an Order amending the Prior Order. The Applicants are seeking to amend the definition of “Follow-On Investment” in the Prior Order in order that certain Affiliated Funds may participate in Follow-On Investments under the Order consistent with the terms of the Temporary Relief.

For the reasons stated herein, Applicants believe that:

•

With respect to the relief pursuant to Sections 17(d) and 57(i) and Rule 17d-1, the relief continues to be appropriate in the public interest and consistent with the protection of investors, and the Regulated Entities’ participation in Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

IV. REPRESENTATIONS AND CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order, except that the definition of Follow-On Investments has been revised as set forth in this Application.5

V. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Yoohyun K. Choi

HPS Advisors, LLC

40 West 57th Street, 33rd Floor

New York, NY 10019

Tel: (212) 287-6767

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Tel: (212) 698-3500

B. Authorization

Pursuant to Rule 0-2(c) under the 1940 Act, Applicants hereby state that HLEND, by resolution duly adopted by its Board on June 24, 2022 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act, for an amendment to an order authorizing certain joint transactions that may

[5]

Any and all references to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order. The requested relief would not permit Follow-On Investments by Regulated Entities that are not already invested in the issuer.

otherwise be prohibited under Section 57(a)(4) of such Act. Each person executing the application on behalf of the BDC, HPS, HPS Advisors, the Existing Affiliated Funds, and the Other Existing Advisers says that he or she has duly executed the Application for and on behalf of the BDC, HPS, HPS Advisors, the Existing Affiliated Funds or the Other Existing Advisers; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, trustees or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 8th day of November, 2023.

HPS CORPORATE LENDING FUND

By:	/s/ Robert Busch
Name:	Robert Busch
Title:	Chief Financial Officer

HPS INVESTMENT PARTNERS, LLC

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

CORE SENIOR LENDING FUND L.P.

CORE SENIOR LENDING MASTER FUND (PB), L.P.

HPS CORE SENIOR LENDING PORTFOLIO (PB) II, L.P.

CREDIT VALUE MASTER FUND 2016, L.P.

CREDIT VALUE MASTER FUND V, L.P.

CREDIT VALUE ONTARIO FUND V, L.P.

CREDIT VALUE MASTER FUND VI, L.P.

EUROPEAN ASSET VALUE FUND (USD) II, L.P.

EUROPEAN ASSET VALUE OFFSHORE FUND (USD) II, L.P.

EUROPEAN ASSET VALUE OFFSHORE FUND II, L.P.

HPS EUROPEAN LIQUID LOAN OPPORTUNITIES MASTER FUND, L.P.

HPS SPECIAL SITUATIONS OPPORTUNITY FUND, L.P.

HPS SPECIAL SITUATIONS OPPORTUNITY OFFSHORE FUND, L.P.

HPS SPECIALTY LOAN FUND (JPY) V, L.P.

HPS SPECIALTY LOAN FUND V, L.P.

HPS SPECIALTY LOAN FUND V-L, L.P.

HPS SPECIALTY LOAN INTERNATIONAL FUND V-L, L.P.

INSTITUTIONAL CREDIT MASTER FUND, L.P.

LIQUID LOAN OPPORTUNITIES MASTER FUND, L.P.

REAL ESTATE CREDIT SOLUTIONS FUND II, L.P.

REAL ESTATE CREDIT SOLUTIONS OFFSHORE FUND II, L.P.

SPECIALTY LOAN FUND 2016, L.P.

SPECIALTY LOAN FUND 2016-L, L.P.

SPECIALTY LOAN INSTITUTIONAL FUND 2016-L, L.P.

AIGUILLES ROUGES IRISH SPECIALTY LOAN FUND PLC

AIGUILLES ROUGES SPECIALTY LOAN FUND, L.P.

BRICKYARD DIRECT LENDING FUND, L.P.

CACTUS DIRECT LENDING FUND, L.P.

CARDINAL FUND, L.P.

CORE SENIOR LENDING FUND (A-A), L.P.

CST SPECIALTY LOAN FUND, L.P.

FALCON CREDIT FUND, L.P.

GIM CREDIT LUX S.A.

GIM CREDIT MASTER LUX S.À R.L.

GIM II, L.P.

GIM, L.P.

HC DIRECT LENDING FUND, L.P.

HINODE DIRECT LENDING 2017 FUND, L.P.

HN CO-INVESTMENT FUND, L.P.

HPS CORE SENIOR LENDING CO-INVEST, L.P.

HPS DPT DIRECT LENDING FUND, L.P.

HPS HALITE 2020 DIRECT LENDING FUND LIMITED

HPS MAGNETITE ENERGY & POWER CREDIT FUND, L.P.

HPS MAGNETITE ENERGY & POWER CREDIT OFFSHORE FUND, L.P.

HPS OCOEE SPECIALTY LOAN FUND, L.P.

HPS OH CO-INVESTMENT FUND, L.P.

HPS PA CO-INVESTMENT FUND, L.P.

HPS RR SPECIALTY LOAN FUND, L.P.

HPS VG CO-INVESTMENT FUND, L.P.

JADE REAL ASSETS FUND, L.P.

KITTY HAWK CREDIT FUND, L.P.

MAUNA KEA FUND, L.P.

MORENO STREET DIRECT LENDING FUND, L.P.

NDT SENIOR LOAN FUND, L.P.

PRESIDIO LOAN FUND, L.P.

PRIVATE LOAN OPPORTUNITIES FUND, L.P.

RED CEDAR FUND 2016, L.P.

SC STRATEGIC INVESTMENT FUND, L.P.

SPECIALTY LOAN FUND – CX-2, L.P.

SPECIALTY LOAN VG FUND, L.P.

SPECIALTY LOAN ONTARIO FUND 2016, L.P.

EL SPECIALTY LOAN SECONDARY FUND, L.P.

HPS SPECIALTY LOAN ONTARIO FUND V, L.P.

HPS SPECIALTY LOAN FUND (EUR) V, L.P.

HPS SPECIALTY LOAN FUND TX, L.P.

CREDIT VALUE FUND VII, L.P.

CREDIT VALUE OFFSHORE FUND VII, L.P.

HPS SPECIAL SITUATIONS OPPORTUNITY FUND II, L.P.

CREDIT VALUE ONTARIO FUND VII, L.P.

HN SIP V CO-INVESTMENT FUND, L.P.

CORE SENIOR LENDING FUND II FEEDER, L.P.

HPS KP SIP V CO-INVESTMENT FUND, L.P.

HPS ENERGY & POWER IA FUND, L.P.

HPS – SC STRATEGIC INVESTMENT FUND II, L.P.

HPS ASSET VALUE FUND (USD) III, L.P.

LUTHER CO-INVEST, L.P.

HPS A-LIFE DIRECT LENDING FUND, L.P.

HPS LOAN MANAGEMENT 5-2015, LTD.

HPS LOAN MANAGEMENT 6-2015, LTD.

HPS LOAN MANAGEMENT 8-2016, LTD.

HPS LOAN MANAGEMENT 9-2016, LTD.

HPS LOAN MANAGEMENT 10-2016, LTD.

HPS LOAN MANAGEMENT 12-2018, LTD.

HPS LOAN MANAGEMENT 13-2018, LTD.

HPS LOAN MANAGEMENT 14-2019, LTD.

HPS LOAN MANAGEMENT 15-2019, LTD.

HPS LOAN MANAGEMENT 2021-16, LTD.

HPS LOAN MANAGEMENT 2022-17, LTD.

HPS LOAN MANAGEMENT 2022-19, LTD.

STRATA CLO II, LTD.

ARCADIA WAREHOUSE 2022, LTD.

CORE SENIOR LENDING FUND II, SCSP

PALISADES CLO, LLC

HPS SPECIALTY LOAN INSTITUTIONAL FUND VI-L, L.P.

HPS SPECIALTY LOAN FUND VI FEEDER, L.P.

HPS LOAN MANAGEMENT 2023-17, LTD

STRATA CLO I, LTD.

HPS LOAN MANAGEMENT 2023-19, LTD.

HPS SUSTAINABILITY & ENERGY TRANSITION FUND, L.P.

HN PRIVATE CREDIT FUND, L.P.

HK CO-INVESTMENT FUND, LLC

HPS BLACK KNIGHT 1922 SPECIALTY LOAN FUND, LLC

HPS GARDEN PRIVATE CREDIT FUND, L.P.

HN DIRECT LENDING CO-INVESTMENT FUND 2023, L.P.

HPS ROADRUNNER SPECIALTY LOAN FUND, L.P.

CST CORE SENIOR LENDING FUND, L.P.

ASSET VALUE PLATFORM, L.P.

SLF VI WC AGGREGATOR, L.P.

BY: HPS INVESTMENT PARTNERS, LLC AS INVESTMENT MANAGER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE PARTNERS 2019, L.P.

HPS OFFSHORE MEZZANINE PARTNERS 2019 CO-INVEST, L.P.

HPS OFFSHORE MEZZANINE PARTNERS 2019 EUROPE, SCSP

HPS OFFSHORE MEZZANINE PARTNERS 2019, L.P.

BRONCO CO-INVEST, L.P

ENDURANCE II CO-INVEST, L.P.

GALAXY III CO-INVEST, L.P.

MILANO CO-INVEST, L.P.

HPS KP MEZZ 2019 CO-INVEST, L.P.

HPS AP MEZZANINE PARTNERS 2019, L.P.

HPS HINODE MEZZANINE PARTNERS 2020, L.P.

HPS AD CO-INVESTMENT HOLDINGS, L.P.

PROXIMA CO-INVEST, L.P.

PROXIMA ONSHORE CO-INVEST, L.P.

SALUS CO-INVEST, L.P.

HPS MINT CO-INVEST, L.P.

MAPLE CO-INVEST, L.P.

BY: HPS MEZZANINE MANAGEMENT 2019, LLC, ITS INVESTMENT MANAGER

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS SPECIALTY LOAN EUROPE FUND V, SCSP

HPS SPECIALTY LOAN INTERNATIONAL FUND V, SCSP

MAYFAIR ALTERNATIVE CREDIT FUNDS ICAV

HPS ELBE UNLEVERED DIRECT LENDING FUND, SCSP

CORE SENIOR LENDING INTERNATIONAL FUND II, SCSP

HPS CORE SENIOR LENDING INTERNATIONAL FUND (EUR) II, SCSP

HPS SPECIAL SITUATIONS OPPORTUNITY OFFSHORE FUND II, SCSP

HPS ASSET VALUE LUX FUND (USD) III, SCSP

HPS ASSET VALUE LUX FUND III, SCSP

HPS STAR PRIVATE CREDIT FUND SCSP

CORE SENIOR LENDING INTERNATIONAL FUND (EUR) II-G, SCSP

SPECIALTY LOAN FUND INTERNATIONAL FUND VI, SCSP

SPECIALTY LOAN FUND VI, SCSP

SPECIALTY LOAN FUND VI-L, SCSP

SPECIALTY LOAN INTERNATIONAL FUND VI-L, SCSP

HPS SPECIALTY LOAN FUND (EUR) VI, SCSP

INSTITUTIONAL CREDIT EUROPE FUND, SCSP

CORE SENIOR LENDING INTERNATIONAL FUND II-S, SCSP

HPS SPECIALTY LOAN INTERNATIONAL FUND VI CO-INVEST, SCSP

HPS SPECIALTY LOAN FUND VI CO-INVEST, SCSP

HPS OFFSHORE SUSTAINABILITY & ENERGY TRANSITION FUND, SCSP

HPS SPECIALTY LOAN INTERNATIONAL FUND (EUR) VI, SCSP

HPS ART DIRECT LENDING FUND, SCSP

HPS ANCHOR DIRECT LENDING CO-INVESTMENT FUND, SCSP

BY: HPS INVESTMENT PARTNERS, LLC, AS PORTFOLIO MANAGER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

MEZZANINE PARTNERS III, L.P.

OFFSHORE MEZZANINE PARTNERS III CO-INVEST, L.P.

OFFSHORE MEZZANINE PARTNERS III, L.P.

ASPEN CO-INVEST, L.P.

PATRIOT CO-INVEST, L.P.

AP MEZZANINE PARTNERS III, L.P.

BY: HPS MEZZANINE MANAGEMENT III, LLC, ITS INVESTMENT MANAGER

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

SANDLAPPER CREDIT FUND, L.P.

BY: HPS OPPORTUNITIES SL MANAGEMENT, LLC, ITS INVESTMENT MANAGER

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS STRATEGIC INVESTMENT MANAGEMENT V, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS INVESTMENT PARTNERS (UK) LLP

BY: HPS INVESTMENT PARTNERS (UK) LTD I & HPS INVESTMENT PARTNERS (UK) LTD II, ITS CORPORATE MEMBERS

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS INVESTMENT PARTNERS (HK), LIMITED

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Director

HPS INVESTMENTS PARTNERS (AUS) PTY LTD.

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Director

HPS ALSC MANAGEMENT, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE PARTNERS, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE PARTNERS II, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE MANAGEMENT III, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE MANAGEMENT 2019, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS OPPORTUNITIES SL MANAGEMENT, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld

Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS RE MANAGEMENT, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS INVESTMENT PARTNERS CLO (US), LLC

By:	/s/ Edward Dale
Name:	Edward Dale
Title:	Director

HPS INVESTMENT PARTNERS CLO (UK) LLP

BY: HPS INVESTMENT PARTNERS (UK) LTD I & HPS INVESTMENT PARTNERS (UK) LTD II, ITS CORPORATE MEMBERS

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS EF GP, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS EL SLF 2016 GP, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

CGC, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

CGC III PARTNERS LLC

BY: CGC, LLC, ITS MANAGING MEMBER

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

SHELBY CO-INVEST, L.P.

BY: HPS MEZZANINE MANAGEMENT 2019, LLC, ITS INVESTMENT MANAGER

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS OFFSHORE STRATEGIC INVESTMENT PARTNERS V EUROPE, SCSP

HPS AZ SIP V CO-INVESTMENT FUND, SCSP

BY: HPS STRATEGIC INVESTMENT MANAGEMENT V, LLC, ITS PORTFOLIO MANAGER

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

SEGOVIA LOAN ADVISORS (UK) LLP

BY: SEGOVIA LOAN MANAGEMENT CORPORATE SERVICES (UK) LTD. AND SEGOVIA LOAN MANAGEMENT (UK) LTD., ITS CORPORATE MEMBERS

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Director

HPS AD SIP V CO-INVESTMENT FUND, L.P.

EASTWOOD CO-INVEST, L.P.

HPS STRATEGIC INVESTMENT PARTNERS V FEEDER, L.P.

HPS EVEREST CO-INVESTMENT FUND, L.P.

MINERVA CO-INVEST, L.P.

HPS HINODE STRATEGIC INVESTMENT PARTNERS V 2021, L.P.

MARILYN CO-INVEST, L.P.

NEPTUNE CO-INVEST, L.P.

HPS OFFSHORE STRATEGIC INVESTMENT PARTNERS V, L.P.

HPS STRATEGIC INVESTMENT PARTNERS V, L.P.

HPS AP STRATEGIC INVESTMENT PARTNERS V, L.P.

HPS HLBL CO-INVESTMENT FUND, L.P.

PICCADILLY CO-INVEST, L.P.

HPS PA SIP V CO-INVESTMENT FUND, L.P.

HPS HINODE STRATEGIC INVESTMENT PARTNERS 2023, L.P.

CAPRICORN CO-INVEST, L.P.

BOOST CO-INVEST, L.P.

BY: HPS STRATEGIC INVESTMENT MANAGEMENT V, LLC, ITS INVESTMENT MANAGER

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS INVESTMENT PARTNERS (SG) PTE. LTD.

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS LOAN MANAGEMENT 2013-2, LTD.

HPS LOAN MANAGEMENT 3-2014, LTD.

HPS LOAN MANAGEMENT 4-2014, LTD.

HPS LOAN MANAGEMENT 7-2015, LTD.

HPS LOAN MANAGEMENT 11-2017, LTD.

BY: HPS INVESTMENT PARTNERS CLO (US), LLC

By:	/s/ Edward Dale
Name:	Edward Dale
Title:	Authorized Signatory

AQUEDUCT EUROPEAN CLO 1-2017 DAC

AQUEDUCT EUROPEAN CLO 2-2017 DAC

AQUEDUCT EUROPEAN CLO 3-2019 DAC

AQUEDUCT EUROPEAN CLO 4-2019 DAC

AQUEDUCT EUROPEAN CLO 5-2020 DAC

AQUEDUCT EUROPEAN CLO 6-2021 DAC

AQUEDUCT EUROPEAN CLO 7-2022 DAC

AQUEDUCT EUROPEAN CLO 8-2022 DAC

AQUEDUCT EUROPEAN CLO 9-2022 DAC

BY: HPS INVESTMENT PARTNERS CLO (UK) LLP, ITS INVESTMENT MANAGER

BY: HPS INVESTMENT PARTNERS (UK) I, LTD. AND HPS INVESTMENT PARTNERS (UK) II, LTD., ITS CORPORATE MEMBERS

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Authorized Signatory

SEGOVIA EUROPEAN CLO 1-2014 DAC

SEGOVIA EUROPEAN CLO 2-2016 DAC

SEGOVIA EUROPEAN CLO 3-2017 DAC

SEGOVIA EUROPEAN CLO 4-2017 DAC

SEGOVIA EUROPEAN CLO 5-2018 DAC

SEGOVIA EUROPEAN CLO 6-2019 DAC

BY: SEGOVIA LOAN ADVISORS (UK) LLP, ITS INVESTMENT MANAGER

BY: SEGOVIA LOAN MANAGEMENT CORPORATE SERVICES (UK) LTD. AND SEGOVIA LOAN MANAGEMENT (UK) LTD., ITS CORPORATE MEMBERS

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Authorized Signatory

HPS ADVISORS, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS CORPORATE CAPITAL SOLUTIONS FUND

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Trustee

SCHEDULE A

The BDC

HLEND. HLEND was organized as a Delaware statutory trust on December 23, 2020. HLEND is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under Section 54(a) of the 1940 Act. In addition, HLEND intends to be treated as a regulated investment company for tax purposes under the Internal Revenue Code of 1986, as amended. HLEND’s investment objective is to generate attractive risk-adjusted returns, predominately in the form of current income, with select investments exhibiting the ability to capture long-term capital appreciation, by investing primarily in newly originated, privately negotiated senior credit investments in high-quality, established upper middle market companies and, in select situations, companies in special situations. HLEND’s principal place of business is 40 West 57th Street, 33rd Floor, New York, NY 10019. HLEND has filed an election to be regulated as a business development company under the 1940 Act. The Board of HLEND has six members, four of whom are not “interested persons” of HLEND within the meaning of Section 2(a)(19) of the 1940 Act.

SCHEDULE B

The Existing Advisers

Name of Adviser	Description
HPS Investment Partners (UK) LLP Segovia Loan Advisors (UK) LLP	A United Kingdom limited liability partnership authorized by the UK Financial Conduct Authority that is a subsidiary of and relying adviser to HPS.

HPS Investment Partners (HK), Limited	A Hong Kong limited company that is authorized and regulated to perform asset management activities with the Hong Kong Securities and Futures Commission that is a subsidiary of and relying adviser to HPS.

HPS Investments Partners (AUS) Pty Ltd.	An Australian limited company that is licensed as an Australian Financial Service Licensee by the Australian Securities and Investments Commission and is a subsidiary of and relying adviser to HPS.

HPS Investment Partners (SG) Pte. Ltd.	A Singaporean limited company that holds a capital markets services license for fund management issued by the Monetary Authority of Singapore.

HPS Investment Partners CLO (UK) LLP	A United Kingdom limited liability partnership authorized by the UK Financial Conduct Authority that is a subsidiary of and relying adviser to HPS.
HPS ALSC Management, LLC	A United States limited liability company that is a subsidiary of and relying adviser to HPS.
HPS Mezzanine Partners, LLC
HPS Mezzanine Partners II, LLC
HPS Mezzanine Management III, LLC
HPS Mezzanine Management 2019, LLC
HPS Opportunities SL Management, LLC
HPS RE Management, LLC
HPS Investment Partners CLO (US), LLC
HPS EF GP, LLC
HPS EL SLF 2016 GP, LLC
CGC, LLC
CGC III Partners LLC
HPS Strategic Investment Management V, LLC

SCHEDULE C

Existing Affiliated Funds

Name of Fund	Investment Strategy
Core Senior Lending Fund II Feeder, L.P.	Core Senior Loans: This strategy seeks to generate current income while preserving capital by investing primarily in newly originated secured debt, focusing on established, stabilized middle market borrowers. The strategy generally expects to pursue a buy and hold strategy, with returns generated primarily from ongoing interest income as well as original issue discount, closing payments, commitment fees, prepayments and related penalties.
Core Senior Lending Fund (A-A), L.P.
Core Senior Lending Fund, L.P.
HPS DPT Direct Lending Fund, L.P.
Hinode Direct Lending 2017 Fund, L.P.
Kitty Hawk Credit Fund, L.P.
Core Senior Lending Master Fund (PB), L.P.
HPS Core Senior Lending Portfolio (PB) II, L.P.
GIM II, L.P.
GIM, L.P.
HPS Core Senior Lending Co-Invest, L.P.
Core Senior Lending Fund II, SCSp
Core Senior Lending International Fund II, SCSp
HPS Core Senior Lending International Fund (EUR) II, SCSp
Core Senior Lending International Fund (EUR) II-G, SCSp
Core Senior Lending International Fund II-S, SCSp
HPS ART Direct Lending Fund, SCSp
CST Core Senior Lending Fund, L.P.

Credit Value Master Fund 2016, L.P.	Credit Value: This strategy seeks to generate attractive risk-adjusted returns by investing in an opportunistic investment program, with a focus on senior secured term loans, second lien term loans, senior secured bonds, unsecured high yield bonds and securitized credit (including collateralized loan obligations).
Credit Value Master Fund V, L.P.
Credit Value Ontario Fund V, L.P.
Credit Value Master Fund VI, L.P.
Credit Value Fund VII, L.P.
Credit Value Offshore Fund VII, L.P.
Credit Value Ontario Fund VII, L.P.

European Asset Value Fund (USD) II, L.P.

European Asset Value Offshore Fund (USD) II, L.P.

European Asset Value Offshore Fund II, L.P.

Mayfair Alternative Credit Funds ICAV

HPS Asset Value Lux Fund (USD) III, SCSp

HPS Asset Value Lux Fund III, SCSp

HPS Asset Value Fund (USD) III, L.P.

Asset Value Platform, L.P.

European Asset Value: This strategy’s investment objective is to make opportunistic and thematic credit-related investments that will seek to generate attractive risk-adjusted returns through current income from acquired and newly-originated financial assets and sale proceeds from underlying asset sales or other resolutions. The funds’ investments are expected to include, but not be limited to, commercial assets and securities, performing financial asset portfolios that may include the seller’s servicing and sourcing capabilities and personnel, impaired loan portfolios, real estate, consumer assets and securities as well as other real assets. In addition, the funds may pursue other opportunistic investments to take advantage of prevailing market conditions, including the changing regulatory landscape.

HPS European Liquid Loan Opportunities Master Fund, L.P.	This fund seeks to provide investors with attractive risk-adjusted returns, through high floating rate income balanced by an objective of long-term principal preservation. The fund intends to provide investors with exposure to a diversified, actively managed portfolio consisting primarily of broadly syndicated senior secured loans issued by entities that are domiciled, or conduct a majority of their business operations, in Europe.

HPS Mezzanine Partners 2019, L.P.	Mezzanine Debt: This strategy seeks to achieve current returns as well as long-term capital appreciation through investments in mezzanine securities, which are high-yielding fixed and floating rate debt and debt-like instruments. Mezzanine securities may include subordinated debt (such as second lien and unsecured debt), preferred equity and convertible securities and may be accompanied by equity-related securities (such as options or warrants) and/or select common equity investments related to the strategy’s mezzanine investments. In certain situations, the strategy may also invest in senior debt instruments and other opportunistic investments including unitranche securities, structured debt tranches and equity investments unrelated to the strategy’s mezzanine investments.
HPS Offshore Mezzanine Partners 2019 Co-Invest, L.P.
HPS Offshore Mezzanine Partners 2019 Europe, SCSp
HPS Offshore Mezzanine Partners 2019, L.P.
Mezzanine Partners III, L.P.
Offshore Mezzanine Partners III Co-Invest, L.P.
Offshore Mezzanine Partners III, L.P.
HN SIP V Co-Investment Fund, L.P.
HPS KP SIP V Co-Investment Fund, L.P.
Aspen Co-Invest, L.P.
Bronco Co-Invest, L.P
Endurance II Co-Invest, L.P.
Galaxy III Co-Invest, L.P.
Milano Co-Invest, L.P.
Neptune Co-Invest, L.P.
Patriot Co-Invest, L.P.
HPS KP Mezz 2019 Co-Invest, L.P.
AP Mezzanine Partners III, L.P.
HPS AP Mezzanine Partners 2019, L.P.
HPS Hinode Mezzanine Partners 2020, L.P.
HPS Offshore Strategic Investment Partners V, L.P.
HPS Strategic Investment Partners V, L.P.
HPS AP Strategic Investment Partners V, L.P.
HPS AD Co-Investment Holdings, L.P.
HPS Offshore Strategic Investment Partners V Europe, SCSp
Shelby Co-Invest, L.P.
Salus Co-Invest, L.P.
HPS Mint Co-Invest, L.P.
HPS AD SIP V Co-Investment Fund, L.P.
Eastwood Co-Invest, L.P.
HPS Strategic Investment Partners V Feeder, L.P.
HPS Everest Co-Investment Fund, L.P.
Maple Co-Invest, L.P.
Luther Co-Invest, L.P.
Minerva Co-Invest, L.P.
HPS Hinode Strategic Investment Partners V 2021, L.P.
Marilyn Co-Invest, L.P.
HPS AZ SIP V Co-Investment Fund, SCSp
HPS HLBL Co-Investment Fund, L.P.
Piccadilly Co-Invest, L.P.

HPS PA SIP V Co-Investment Fund, L.P.
HPS Hinode Strategic Investment Partners 2023, L.P.
Capricorn Co-Invest, L.P.
Boost Co-Invest, L.P.

HPS Special Situations Opportunity Fund, L.P.

HPS Special Situations Opportunity Offshore Fund, L.P.

HPS Special Situations Opportunity Fund II, L.P.

HPS Special Situations Opportunity Offshore Fund II, SCSp

Special Situations: The strategy’s investment objective is to generate long-term returns through capital appreciation and current income with strong downside protection by exploiting market inefficiencies. The strategy’s investments may take the form of debt and equity and will be focused on distressed private debt, distressed public debt, performing credit in distressed capital structures, liquidation stubs, litigation claims and trade claims, and asset backed debt. While the strategy will be long biased, it may invest in short positions (both speculative shorts as well as hedging).

HPS Specialty Loan Europe Fund V, SCSp	Specialty Direct Lending: The strategy will seek to generate current income while preserving capital by investing primarily in newly originated secured debt. The strategy’s investments in newly originated secured debt may take the form of loans, notes, corporate debt securities, bridge loans, assignments, participations, total return swaps and other derivatives. In addition, the strategy may invest in warrants and/or equity related to the fund’s debt investments. In select situations, the fund may invest in opportunistic investments with a view to enhancing returns, including unsecured debt, mezzanine debt, asset backed securities, convertible debt, debtor-in-possession financings and equity in loan portfolios or portfolios of receivables. The strategy expects to originate loans and debt instruments, and will also have the ability to acquire investments through secondary transactions, including through loan portfolios, receivables, contractual obligations to purchase subsequently originated loans and other debt instruments.
HPS Specialty Loan Fund (JPY) V, L.P.
HPS Specialty Loan Fund V, L.P.
HPS Specialty Loan Fund V-L, L.P.
HPS Specialty Loan International Fund V, SCSp
HPS Specialty Loan International Fund V-L, L.P.
Specialty Loan Fund 2016, L.P.
Specialty Loan Fund 2016-L, L.P.
Specialty Loan Institutional Fund 2016-L, L.P.
CST Specialty Loan Fund, L.P.
Falcon Credit Fund, L.P.
HC Direct Lending Fund, L.P.
HN Co-Investment Fund, L.P.
HPS Halite 2020 Direct Lending Fund Limited
HPS Ocoee Specialty Loan Fund, L.P.
HPS OH Co-Investment Fund, L.P.
HPS PA Co-Investment Fund, L.P.
HPS RR Specialty Loan Fund, L.P.
HPS VG Co-Investment Fund, L.P.
Moreno Street Direct Lending Fund, L.P.
NDT Senior Loan Fund, L.P.
Presidio Loan Fund, L.P.
Private Loan Opportunities Fund, L.P.
Red Cedar Fund 2016, L.P.
Sandlapper Credit Fund, L.P.
SC Strategic Investment Fund, L.P.
Specialty Loan Fund – CX-2, L.P.
Specialty Loan VG Fund, L.P.
Specialty Loan Ontario Fund 2016, L.P.
EL Specialty Loan Secondary Fund, L.P.
Aiguilles Rouges Irish Specialty Loan Fund plc
Aiguilles Rouges Specialty Loan Fund, L.P.
Cactus Direct Lending Fund, L.P.
HPS Specialty Loan Ontario Fund V, L.P.

HPS Specialty Loan Fund (EUR) V, L.P.
Proxima Co-Invest, L.P.
Proxima Onshore Co-Invest, L.P.
HPS Specialty Loan Fund TX, L.P.
HPS A-Life Direct Lending Fund, L.P.
Specialty Loan Fund International Fund VI, SCSp
Specialty Loan Fund VI, SCSp
Specialty Loan Fund VI-L, SCSp
Specialty Loan International Fund VI-L, SCSp
HPS Specialty Loan Fund (EUR) VI, SCSp
HPS Specialty Loan Institutional Fund VI-L, L.P.
HPS Specialty Loan Fund VI Feeder, L.P.
HPS Specialty Loan International Fund VI Co-Invest, SCSp
HPS Specialty Loan Fund VI Co-Invest, SCSp
HPS Sustainability & Energy Transition Fund, L.P.
HPS Offshore Sustainability & Energy Transition Fund, SCSp
HN Private Credit Fund, L.P.
HPS Specialty Loan International Fund (EUR) VI, SCSP
HPS Black Knight 1922 Specialty Loan Fund, LLC
HN Direct Lending Co-Investment Fund 2023, L.P.
HPS Roadrunner Specialty Loan Fund, L.P.
SLF VI WC Aggregator, L.P.

Institutional Credit Master Fund, L.P. Cardinal Fund, L.P. GIM Credit Lux S.A. GIM Credit Master Lux S.à r.l. Mauna Kea Fund, L.P. Institutional Credit Europe Fund, SCSp	Institutional Credit: The strategy’s principal investment objective is to generate attractive risk-adjusted returns while minimizing volatility and credit loss across market cycles. The strategy focuses primarily on performing credit investments across the leveraged loan, high yield bond and securitized credit asset classes, generally investing in the debt of North American and European businesses. The fund may also, from time to time, invest in other instruments, including equities, credit default swaps and other derivative products.

Liquid Loan Opportunities Master Fund, L.P.	Liquid Loan: This strategy seeks to provide investors with attractive risk-adjusted returns, through high floating rate income balanced by an objective of long-term principal preservation. The strategy intends to provide investors with exposure to a diversified, actively managed portfolio consisting primarily of broadly syndicated senior secured loans.

Real Estate Credit Solutions Fund II, L.P. Real Estate Credit Solutions Offshore Fund II, L.P.	Real Estate Capital Solutions: To achieve current returns through real estate debt investments. Although the strategy may make investments across the capital structure, and primarily focus on real estate debt investments. These investments may include, for example, mezzanine securities, first mortgage whole loans, and subordinated mortgage loans (also referred to as B-notes), in each case, related to real estate and real estate-related assets and businesses.

HPS Magnetite Energy & Power Credit Fund, L.P. HPS Magnetite Energy & Power Credit Offshore Fund, L.P. Jade Real Assets Fund, L.P.	Energy and Power: This strategy seeks to generate attractive risk-adjusted returns by investing in privately negotiated, directly originated Secured Debt (as defined below), mezzanine debt and debt-like preferred equity issued by North American energy and power (including renewable energy) companies. In addition, the strategy may acquire warrants and/or equity in connection with such debt investments and may invest in reserve-based loan facilities or similar investments secured by the assets and/or underlying collateral of issuers which the manager expects will be recapitalized.

HPS Loan Management 2013-2, Ltd.

HPS Loan Management 3-2014, Ltd.

HPS Loan Management 4-2014, Ltd.

HPS Loan Management 5-2015, Ltd.

HPS Loan Management 6-2015, Ltd.

HPS Loan Management 7-2015, Ltd.

HPS Loan Management 8-2016, Ltd.

HPS Loan Management 9-2016, Ltd.

HPS Loan Management 10-2016, Ltd.

HPS Loan Management 11-2017, Ltd.

HPS Loan Management 12-2018, Ltd.

HPS Loan Management 13-2018, Ltd.

HPS Loan Management 14-2019, Ltd.

HPS Loan Management 15-2019, Ltd.

HPS Loan Management 2021-16, Ltd.

HPS Loan Management 2022-17, Ltd.

HPS Loan Management 2022-19, Ltd.

Strata CLO II, Ltd.

Arcadia Warehouse 2022, Ltd.

Aqueduct European CLO 1-2017 DAC

Aqueduct European CLO 2-2017 DAC

Aqueduct European CLO 3-2019 DAC

Aqueduct European CLO 4-2019 DAC

Aqueduct European CLO 5-2020 DAC

Aqueduct European CLO 6-2021 DAC

Aqueduct European CLO 7-2022 DAC

Aqueduct European CLO 8-2022 DAC

Aqueduct European CLO 9-2022 DAC

Segovia European CLO 1-2014 DAC

Segovia European CLO 2-2016 DAC

Segovia European CLO 3-2017 DAC

Segovia European CLO 4-2017 DAC

Segovia European CLO 5-2018 DAC

Segovia European CLO 6-2019 DAC

Palisades CLO, LLC

HPS Loan Management 2023-17, Ltd

Strata CLO I, Ltd.

HPS Loan Management 2023-19, Ltd.

Collateralized Loan Obligation (“CLO”): This strategy consists of structured credit vehicles that invest principally in floating rate secured corporate loans through a leveraged capital structure which seeks to benefit from low cost, long term, stable debt financing. This strategy is subject to certain thresholds, as is typical for CLOs, with respect to collateral quality, asset-type concentration, geographic exposure, ratings, covenant terms and coverage tests.

HPS Elbe Unlevered Direct Lending Fund, SCSp

Hybrid: 60% Specialty Direct Lending and 40% Core Senior Loans:

Specialty Direct Lending: The strategy will seek to generate current income while preserving capital by investing primarily in newly originated secured debt. The strategy’s investments in newly originated secured debt may take the form of loans, notes, corporate debt securities, bridge loans, assignments, participations, total return swaps and other derivatives. In addition, the strategy may invest in warrants and/or equity related to the fund’s debt investments. In select situations, the fund may invest in opportunistic investments with a view to enhancing returns, including unsecured debt, mezzanine debt, asset backed securities, convertible debt, debtor-in-possession financings and equity in loan portfolios or portfolios of receivables. The strategy expects to originate loans and debt instruments, and will also have the ability to acquire investments through secondary transactions, including through loan portfolios, receivables, contractual obligations to purchase subsequently originated loans and other debt instruments.

Core Senior Loans: This strategy seeks to generate current income while preserving capital by investing primarily in newly originated secured debt, focusing on established, stabilized middle market borrowers. The strategy generally expects to pursue a buy and hold strategy, with returns generated primarily from ongoing interest income as well as original issue discount, closing payments, commitment fees, prepayments and related penalties.

HPS Star Private Credit Fund SCSp HPS Energy & Power IA Fund, L.P.

Hybrid: Specialty Direct Lending and Mezzanine Debt:

Specialty Direct Lending: The strategy will seek to generate current income while preserving capital by investing primarily in newly originated secured debt. The strategy’s investments in newly originated secured debt may take the form of loans, notes, corporate debt securities, bridge loans, assignments, participations, total return swaps and other derivatives. In addition, the strategy may invest in warrants and/or equity related to the fund’s debt investments. In select situations, the fund may invest in opportunistic investments with a view to enhancing returns, including unsecured debt, mezzanine debt, asset backed securities, convertible debt, debtor-in-possession financings and equity in loan portfolios or portfolios of receivables. The strategy expects to originate loans and debt instruments, and will also have the ability to acquire investments through secondary transactions, including through loan portfolios, receivables, contractual obligations to purchase subsequently originated loans and other debt instruments.

Mezzanine Debt: This strategy seeks to achieve current returns as well as long-term capital appreciation through investments in mezzanine securities, which are high-yielding fixed and floating rate debt and debt-like instruments. Mezzanine securities may include subordinated debt (such as second lien and unsecured debt), preferred equity and convertible securities and may be accompanied by equity-related securities (such as options or warrants) and/or select common equity investments related to the strategy’s mezzanine investments. In certain situations, the strategy may also invest in senior debt instruments and other opportunistic investments including unitranche securities, structured debt tranches and equity investments unrelated to the strategy’s mezzanine investments.

HPS – SC Strategic Investment Fund II, L.P.

Hybrid: Specialty Direct Lending and European Asset Value:

Specialty Direct Lending: The strategy will seek to generate current income while preserving capital by investing primarily in newly originated secured debt. The strategy’s investments in newly originated secured debt may take the form of loans, notes, corporate debt securities, bridge loans, assignments, participations, total return swaps and other derivatives. In addition, the strategy may invest in warrants and/or equity related to the fund’s debt investments. In select situations, the fund may invest in opportunistic investments with a view to enhancing returns, including unsecured debt, mezzanine debt, asset backed securities, convertible debt, debtor-in-possession financings and equity in loan portfolios or portfolios of receivables. The strategy expects to originate loans and debt instruments, and will also have the ability to acquire investments through secondary transactions, including through loan portfolios, receivables, contractual obligations to purchase subsequently originated loans and other debt instruments.

European Asset Value: This strategy’s investment objective is to make opportunistic and thematic credit-related investments that will seek to generate attractive risk-adjusted returns through current income from acquired and newly-originated financial assets and sale proceeds from underlying asset sales or other resolutions. The funds’ investments are expected to include, but not be limited to, commercial assets and securities, performing financial asset portfolios that may include the seller’s servicing and sourcing capabilities and personnel, impaired loan portfolios, real estate, consumer assets and securities as well as other real assets. In addition, the funds may pursue other opportunistic investments to take advantage of prevailing market conditions, including the changing regulatory landscape.

HK Co-Investment Fund, LLC HPS Anchor Direct Lending Co-Investment Fund, SCSp

Hybrid: Specialty Direct Lending and Core Senior Loans:

Specialty Direct Lending: The strategy will seek to generate current income while preserving capital by investing primarily in newly originated secured debt. The strategy’s investments in newly originated secured debt may take the form of loans, notes, corporate debt securities, bridge loans, assignments, participations, total return swaps and other derivatives. In addition, the strategy may invest in warrants and/or equity related to the fund’s debt investments. In select situations, the fund may invest in opportunistic investments with a view to enhancing returns, including unsecured debt, mezzanine debt, asset backed securities, convertible debt, debtor-in-possession financings and equity in loan portfolios or portfolios of receivables. The strategy expects to originate loans and debt instruments, and will also have the ability to acquire investments through secondary transactions, including through loan portfolios, receivables, contractual obligations to purchase subsequently originated loans and other debt instruments.

Core Senior Loans: This strategy seeks to generate current income while preserving capital by investing primarily in newly originated secured debt, focusing on established, stabilized middle market borrowers. The strategy generally expects to pursue a buy and hold strategy, with returns generated primarily from ongoing interest income as well as original issue discount, closing payments, commitment fees, prepayments and related penalties.

HPS Garden Private Credit Fund, L.P.

Hybrid: Specialty Direct Lending, Core Senior Loans and Special Situations:

Specialty Direct Lending: The strategy will seek to generate current income while preserving capital by investing primarily in newly originated secured debt. The strategy’s investments in newly originated secured debt may take the form of loans, notes, corporate debt securities, bridge loans, assignments, participations, total return swaps and other derivatives. In addition, the strategy may invest in warrants and/or equity related to the fund’s debt investments. In select situations, the fund may invest in opportunistic investments with a view to enhancing returns, including unsecured debt, mezzanine debt, asset backed securities, convertible debt, debtor-in-possession financings and equity in loan portfolios or portfolios of receivables. The strategy expects to originate loans and debt instruments, and will also have the ability to acquire investments through secondary transactions, including through loan portfolios, receivables, contractual obligations to purchase subsequently originated loans and other debt instruments.

Core Senior Loans: This strategy seeks to generate current income while preserving capital by investing primarily in newly originated secured debt, focusing on established, stabilized middle market borrowers. The strategy generally expects to pursue a buy and hold strategy, with returns generated primarily from ongoing interest income as well as original issue discount, closing payments, commitment fees, prepayments and related penalties.

Special Situations: The strategy’s investment objective is to generate long-term returns through capital appreciation and current income with strong downside protection by exploiting market inefficiencies. The strategy’s investments may take the form of debt and equity and will be focused on distressed private debt, distressed public debt, performing credit in distressed capital structures, liquidation stubs, litigation claims and trade claims, and asset backed debt. While the strategy will be long biased, it may invest in short positions (both speculative shorts as well as hedging).

HPS Corporate Capital Solutions Fund

Hybrid: Mezzanine Debt, Specialty Direct Lending and Special Situations:

Mezzanine Debt: This strategy seeks to achieve current returns as well as long-term capital appreciation through investments in mezzanine securities, which are high-yielding fixed and floating rate debt and debt-like instruments. Mezzanine securities may include subordinated debt (such as second lien and unsecured debt), preferred equity and convertible securities and may be accompanied by equity-related securities (such as options or warrants) and/or select common equity investments related to the strategy’s mezzanine investments. In certain situations, the strategy may also invest in senior debt instruments and other opportunistic investments including unitranche securities, structured debt tranches and equity investments unrelated to the strategy’s mezzanine investments.

Specialty Direct Lending: The strategy will seek to generate current income while preserving capital by investing primarily in newly originated secured debt. The strategy’s investments in newly originated secured debt may take the form of loans, notes, corporate debt securities, bridge loans, assignments, participations, total return swaps and other derivatives. In addition, the strategy may invest in warrants and/or equity related to the fund’s debt investments. In select situations, the fund may invest in opportunistic investments with a view to enhancing returns, including unsecured debt, mezzanine debt, asset backed securities, convertible debt, debtor-in-possession financings and equity in loan portfolios or portfolios of receivables. The strategy expects to originate loans and debt instruments, and will also have the ability to acquire investments through secondary transactions, including through loan portfolios, receivables, contractual obligations to purchase subsequently originated loans and other debt instruments.

Special Situations: The strategy’s investment objective is to generate long-term returns through capital appreciation and current income with strong downside protection by exploiting market inefficiencies. The strategy’s investments may take the form of debt and equity and will be focused on distressed private debt, distressed public debt, performing credit in distressed capital structures, liquidation stubs, litigation claims and trade claims, and asset backed debt. While the strategy will be long biased, it may invest in short positions (both speculative shorts as well as hedging).

VERIFICATION

The undersigned states that he or she has duly executed the foregoing Application, dated November 8, 2023, for and on behalf of HPS Corporate Lending Fund, HPS Investment Partners, LLC, Brickyard Direct Lending Fund, L.P., Core Senior Lending Fund (A-A), L.P., Core Senior Lending Fund, L.P., HPS DPT Direct Lending Fund, L.P., Hinode Direct Lending 2017 Fund, L.P., Kitty Hawk Credit Fund, L.P., Core Senior Lending Master Fund (PB), L.P., HPS Core Senior Lending Portfolio (PB) II, L.P., Credit Value Master Fund 2016, L.P., Credit Value Master Fund V, L.P., Credit Value Ontario Fund V, L.P., Credit Value Master Fund VI, L.P., European Asset Value Fund (USD) II, L.P., European Asset Value Offshore Fund (USD) II, L.P., European Asset Value Offshore Fund II, L.P., HPS European Liquid Loan Opportunities Master Fund, L.P., HPS Mezzanine Partners 2019, L.P., HPS Offshore Mezzanine Partners 2019 Co-Invest, L.P., HPS Offshore Mezzanine Partners 2019 Europe, SCSp, HPS Offshore Mezzanine Partners 2019, L.P., HPS Special Situations Opportunity Fund, L.P., HPS Special Situations Opportunity Offshore Fund, L.P., HPS Specialty Loan Europe Fund V, SCSp, HPS Specialty Loan Fund (JPY) V, L.P., HPS Specialty Loan Fund V, L.P., HPS Specialty Loan Fund V-L, L.P., HPS Specialty Loan International Fund V, SCSp, HPS Specialty Loan International Fund V-L, L.P., Institutional Credit Master Fund, L.P., Liquid Loan Opportunities Master Fund, L.P., Mayfair Alternative Credit Funds ICAV, Mezzanine Partners III, L.P., Offshore Mezzanine Partners III Co-Invest, L.P., Offshore Mezzanine Partners III, L.P., Real Estate Credit Solutions Fund II, L.P., Real Estate Credit Solutions Offshore Fund II, L.P., Specialty Loan Fund 2016, L.P., Specialty Loan Fund 2016-L, L.P., Specialty Loan Institutional Fund 2016-L, L.P., Aspen Co-Invest, L.P., Bronco Co-Invest, L.P, Endurance II Co-Invest, L.P., Galaxy III Co-Invest, L.P., Milano Co-Invest, L.P., Neptune Co-Invest, L.P., Patriot Co-Invest, L.P., Aiguilles Rouges Irish Specialty Loan Fund plc, Aiguilles Rouges Specialty Loan Fund, L.P., Cactus Direct Lending Fund, L.P., Cardinal Fund, L.P., CST Specialty Loan Fund, L.P., Falcon Credit Fund, L.P., GIM Credit Lux S.A., GIM Credit Master Lux S.à r.l., GIM II, L.P., GIM, L.P., HC Direct Lending Fund, L.P., HN Co-Investment Fund, L.P., HPS Core Senior Lending Co-Invest, L.P., HPS Halite 2020 Direct Lending Fund Limited, HPS KP Mezz 2019 Co-Invest, L.P., HPS Magnetite Energy & Power Credit Fund, L.P., HPS Magnetite Energy & Power Credit Offshore Fund, L.P., HPS Ocoee Specialty Loan Fund, L.P., HPS OH Co-Investment Fund, L.P., HPS PA Co-Investment Fund, L.P., HPS RR Specialty Loan Fund, L.P., HPS VG Co-Investment Fund, L.P., Jade Real Assets Fund, L.P., Mauna Kea Fund, L.P., Moreno Street Direct Lending Fund, L.P., NDT Senior Loan Fund, L.P., Presidio Loan Fund, L.P., Private Loan Opportunities Fund, L.P., Red Cedar Fund 2016, L.P., Sandlapper Credit Fund, L.P., SC Strategic Investment Fund, L.P., Specialty Loan Fund – CX-2, L.P., Specialty Loan VG Fund, L.P., AP Mezzanine Partners III, L.P., HPS AP Mezzanine Partners 2019, L.P., HPS Hinode Mezzanine Partners 2020, L.P., Specialty Loan Ontario Fund 2016, L.P., EL Specialty Loan Secondary Fund, L.P., HPS Offshore Strategic Investment Partners V, L.P., HPS Strategic Investment Partners V, L.P., HPS AP Strategic Investment Partners V, L.P., HPS AD Co-Investment Holdings, L.P., HPS Investment Partners (UK) LLP, HPS Investment Partners (HK), Limited, HPS Investments Partners (AUS) Pty Ltd., HPS ALSC Management, LLC, HPS Mezzanine Partners, LLC, HPS Mezzanine Partners II, LLC, HPS Mezzanine Management III, LLC, HPS Mezzanine Management 2019, LLC, HPS Opportunities SL Management, LLC, HPS RE Management, LLC, HPS Investment Partners CLO (US), LLC, HPS Investment Partners CLO (UK) LLP, HPS EF GP, LLC, HPS EL SLF 2016 GP, LLC, CGC, LLC, CGC III Partners LLC, HPS Strategic Investment Management V, LLC, HPS Elbe Unlevered Direct Lending Fund, SCSp, HPS Specialty Loan Ontario Fund V, L.P., Shelby Co-Invest, L.P., Core Senior Lending Fund II, SCSp, Core Senior Lending International Fund II, SCSp, HPS Offshore Strategic Investment Partners V Europe, SCSp, Segovia Loan Advisors (UK) LLP, HPS Core Senior Lending International Fund (EUR) II, SCSp, HPS Specialty Loan Fund (EUR) V, L.P., Proxima Co-Invest, L.P., Proxima Onshore Co-Invest, L.P., HPS Specialty Loan Fund TX, L.P., Salus Co-Invest, L.P., Credit Value Fund VII, L.P., Credit Value Offshore Fund VII, L.P., HPS Mint Co-Invest, L.P., HPS Special Situations Opportunity Offshore Fund II, SCSp, Credit Value Ontario Fund VII, L.P., HPS Special Situations Opportunity Fund II, L.P., HN SIP V Co-Investment Fund, L.P., Core Senior Lending Fund II Feeder, L.P., HPS KP SIP V Co-Investment Fund, L.P., HPS Energy & Power IA Fund, L.P., HPS Asset Value Lux Fund (USD) III, SCSp, HPS Asset Value Lux Fund III, SCSp, HPS Star Private Credit Fund SCSp, Core Senior Lending International Fund (EUR) II-G, SCSp, HPS AD SIP V Co-Investment Fund, L.P., Eastwood Co-Invest, L.P., HPS Strategic Investment Partners V Feeder, L.P., HPS – SC Strategic Investment Fund II, L.P., HPS Everest Co-Investment Fund, L.P., Maple Co-Invest, L.P., HPS Asset Value Fund (USD) III, L.P., Luther Co-Invest, L.P., Minerva Co-Invest, L.P., HPS Hinode Strategic Investment Partners V 2021, L.P., Marilyn Co-Invest, L.P., HPS Investment Partners (SG) Pte. Ltd., HPS A-Life Direct Lending Fund, L.P., Specialty Loan Fund International Fund VI, SCSp, Specialty Loan Fund VI, SCSp, Specialty Loan Fund VI-L, SCSp, Specialty Loan International Fund VI-L, SCSp, HPS Loan Management 2013-2, Ltd., HPS Loan Management 3-2014, Ltd., HPS Loan Management 4-2014, Ltd., HPS Loan Management 5-2015, Ltd., HPS Loan Management 6-2015, Ltd., HPS Loan Management 7-2015, Ltd., HPS Loan Management 8-2016, Ltd., HPS Loan Management 9-2016,

Ltd., HPS Loan Management 10-2016, Ltd., HPS Loan Management 11-2017, Ltd., HPS Loan Management 12-2018, Ltd., HPS Loan Management 13-2018, Ltd., HPS Loan Management 14-2019, Ltd., HPS Loan Management 15-2019, Ltd., HPS Loan Management 2021-16, Ltd., HPS Loan Management 2022-17, Ltd., HPS Loan Management 2022-19, Ltd., Strata CLO II, Ltd., Arcadia Warehouse 2022, Ltd., Aqueduct European CLO 1-2017 DAC, Aqueduct European CLO 2-2017 DAC, Aqueduct European CLO 3-2019 DAC, Aqueduct European CLO 4-2019 DAC, Aqueduct European CLO 5-2020 DAC, Aqueduct European CLO 6-2021 DAC, Aqueduct European CLO 7-2022 DAC, Aqueduct European CLO 8-2022 DAC, Aqueduct European CLO 9-2022 DAC, Segovia European CLO 1-2014 DAC, Segovia European CLO 2-2016 DAC, Segovia European CLO 3-2017 DAC, Segovia European CLO 4-2017 DAC, Segovia European CLO 5-2018 DAC, Segovia European CLO 6-2019 DAC, HPS AZ SIP V Co-Investment Fund, SCSp, HPS Specialty Loan Fund (EUR) VI, SCSp, HPS HLBL Co-Investment Fund, L.P., Palisades CLO, LLC, Institutional Credit Europe Fund, SCSp, Piccadilly Co-Invest, L.P., Core Senior Lending International Fund II-S, SCSp, HPS Advisors, LLC, HPS Specialty Loan Institutional Fund VI-L, L.P., HPS Specialty Loan Fund VI Feeder, L.P., HPS Specialty Loan International Fund VI Co-Invest, SCSp, HPS Specialty Loan Fund VI Co-Invest, SCSp, HPS PA SIP V Co-Investment Fund, L.P., HPS Loan Management 2023-17, Ltd, Strata CLO I, Ltd., HPS Loan Management 2023-19, Ltd., HPS Sustainability & Energy Transition Fund, L.P., HPS Offshore Sustainability & Energy Transition Fund, SCSp, HN Private Credit Fund, L.P., HPS Specialty Loan International Fund (EUR) VI, SCSp, HPS Hinode Strategic Investment Partners 2023, L.P., HK Co-Investment Fund, LLC, HPS Black Knight 1922 Specialty Loan Fund, LLC, HPS Garden Private Credit Fund, L.P., HN Direct Lending Co-Investment Fund 2023, L.P., HPS Corporate Capital Solutions Fund, HPS ART Direct Lending Fund, SCSp, Capricorn Co-Invest, L.P., HPS Roadrunner Specialty Loan Fund, L.P., Boost Co-Invest, L.P., CST Core Senior Lending Fund, L.P., Asset Value Platform, L.P., SLF VI WC Aggregator, L.P. and HPS Anchor Direct Lending Co-Investment Fund, SCSp as the case may be, that he or she holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his or her knowledge, information and belief.

HPS CORPORATE LENDING FUND

By:	/s/ Robert Busch
Name:	Robert Busch
Title:	Chief Financial Officer

HPS INVESTMENT PARTNERS, LLC

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

CORE SENIOR LENDING FUND L.P.

CORE SENIOR LENDING MASTER FUND (PB), L.P.

HPS CORE SENIOR LENDING PORTFOLIO (PB) II, L.P.

CREDIT VALUE MASTER FUND 2016, L.P.

CREDIT VALUE MASTER FUND V, L.P.

CREDIT VALUE ONTARIO FUND V, L.P.

CREDIT VALUE MASTER FUND VI, L.P.

EUROPEAN ASSET VALUE FUND (USD) II, L.P.

EUROPEAN ASSET VALUE OFFSHORE FUND (USD) II, L.P.

EUROPEAN ASSET VALUE OFFSHORE FUND II, L.P.

HPS EUROPEAN LIQUID LOAN OPPORTUNITIES MASTER FUND, L.P.

HPS SPECIAL SITUATIONS OPPORTUNITY FUND, L.P.

HPS SPECIAL SITUATIONS OPPORTUNITY OFFSHORE FUND, L.P.

HPS SPECIALTY LOAN FUND (JPY) V, L.P.

HPS SPECIALTY LOAN FUND V, L.P.

HPS SPECIALTY LOAN FUND V-L, L.P.

HPS SPECIALTY LOAN INTERNATIONAL FUND V-L, L.P.

INSTITUTIONAL CREDIT MASTER FUND, L.P.

LIQUID LOAN OPPORTUNITIES MASTER FUND, L.P.

REAL ESTATE CREDIT SOLUTIONS FUND II, L.P.

REAL ESTATE CREDIT SOLUTIONS OFFSHORE FUND II, L.P.

SPECIALTY LOAN FUND 2016, L.P.

SPECIALTY LOAN FUND 2016-L, L.P.

SPECIALTY LOAN INSTITUTIONAL FUND 2016-L, L.P.

AIGUILLES ROUGES IRISH SPECIALTY LOAN FUND PLC

AIGUILLES ROUGES SPECIALTY LOAN FUND, L.P.

BRICKYARD DIRECT LENDING FUND, L.P.

CACTUS DIRECT LENDING FUND, L.P.

CARDINAL FUND, L.P.

CORE SENIOR LENDING FUND (A-A), L.P.

CST SPECIALTY LOAN FUND, L.P.

FALCON CREDIT FUND, L.P.

GIM CREDIT LUX S.A.

GIM CREDIT MASTER LUX S.À R.L.

GIM II, L.P.

GIM, L.P.

HC DIRECT LENDING FUND, L.P.

HINODE DIRECT LENDING 2017 FUND, L.P.

HN CO-INVESTMENT FUND, L.P.

HPS CORE SENIOR LENDING CO-INVEST, L.P.

HPS DPT DIRECT LENDING FUND, L.P.

HPS HALITE 2020 DIRECT LENDING FUND LIMITED

HPS MAGNETITE ENERGY & POWER CREDIT FUND, L.P.

HPS MAGNETITE ENERGY & POWER CREDIT OFFSHORE FUND, L.P.

HPS OCOEE SPECIALTY LOAN FUND, L.P.

HPS OH CO-INVESTMENT FUND, L.P.

HPS PA CO-INVESTMENT FUND, L.P.

HPS RR SPECIALTY LOAN FUND, L.P.

HPS VG CO-INVESTMENT FUND, L.P.

JADE REAL ASSETS FUND, L.P.

KITTY HAWK CREDIT FUND, L.P.

MAUNA KEA FUND, L.P.

MORENO STREET DIRECT LENDING FUND, L.P.

NDT SENIOR LOAN FUND, L.P.

PRESIDIO LOAN FUND, L.P.

PRIVATE LOAN OPPORTUNITIES FUND, L.P.

RED CEDAR FUND 2016, L.P.

SC STRATEGIC INVESTMENT FUND, L.P.

SPECIALTY LOAN FUND – CX-2, L.P.

SPECIALTY LOAN VG FUND, L.P.

SPECIALTY LOAN ONTARIO FUND 2016, L.P.

EL SPECIALTY LOAN SECONDARY FUND, L.P.

HPS SPECIALTY LOAN ONTARIO FUND V, L.P.

HPS SPECIALTY LOAN FUND (EUR) V, L.P.

HPS SPECIALTY LOAN FUND TX, L.P.

CREDIT VALUE FUND VII, L.P.

CREDIT VALUE OFFSHORE FUND VII, L.P.

HPS SPECIAL SITUATIONS OPPORTUNITY FUND II, L.P.

CREDIT VALUE ONTARIO FUND VII, L.P.

HN SIP V CO-INVESTMENT FUND, L.P.

CORE SENIOR LENDING FUND II FEEDER, L.P.

HPS KP SIP V CO-INVESTMENT FUND, L.P.

HPS ENERGY & POWER IA FUND, L.P.

HPS – SC STRATEGIC INVESTMENT FUND II, L.P.

HPS ASSET VALUE FUND (USD) III, L.P.

LUTHER CO-INVEST, L.P.

HPS A-LIFE DIRECT LENDING FUND, L.P.

HPS LOAN MANAGEMENT 5-2015, LTD.

HPS LOAN MANAGEMENT 6-2015, LTD.

HPS LOAN MANAGEMENT 8-2016, LTD.

HPS LOAN MANAGEMENT 9-2016, LTD.

HPS LOAN MANAGEMENT 10-2016, LTD.

HPS LOAN MANAGEMENT 12-2018, LTD.

HPS LOAN MANAGEMENT 13-2018, LTD.

HPS LOAN MANAGEMENT 14-2019, LTD.

HPS LOAN MANAGEMENT 15-2019, LTD.

HPS LOAN MANAGEMENT 2021-16, LTD.

HPS LOAN MANAGEMENT 2022-17, LTD.

HPS LOAN MANAGEMENT 2022-19, LTD.

STRATA CLO II, LTD.

ARCADIA WAREHOUSE 2022, LTD.

CORE SENIOR LENDING FUND II, SCSP

PALISADES CLO, LLC

HPS SPECIALTY LOAN INSTITUTIONAL FUND VI-L, L.P.

HPS SPECIALTY LOAN FUND VI FEEDER, L.P.

HPS LOAN MANAGEMENT 2023-17, LTD

STRATA CLO I, LTD.

HPS LOAN MANAGEMENT 2023-19, LTD.

HPS SUSTAINABILITY & ENERGY TRANSITION FUND, L.P.

HN PRIVATE CREDIT FUND, L.P.

HK CO-INVESTMENT FUND, LLC

HPS BLACK KNIGHT 1922 SPECIALTY LOAN FUND, LLC

HPS GARDEN PRIVATE CREDIT FUND, L.P.

HN DIRECT LENDING CO-INVESTMENT FUND 2023, L.P.

HPS ROADRUNNER SPECIALTY LOAN FUND, L.P.

CST CORE SENIOR LENDING FUND, L.P.

ASSET VALUE PLATFORM, L.P.

SLF VI WC AGGREGATOR, L.P.

BY: HPS INVESTMENT PARTNERS, LLC AS INVESTMENT MANAGER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE PARTNERS 2019, L.P.

HPS OFFSHORE MEZZANINE PARTNERS 2019 CO-INVEST, L.P.

HPS OFFSHORE MEZZANINE PARTNERS 2019 EUROPE, SCSP

HPS OFFSHORE MEZZANINE PARTNERS 2019, L.P.

BRONCO CO-INVEST, L.P

ENDURANCE II CO-INVEST, L.P.

GALAXY III CO-INVEST, L.P.

MILANO CO-INVEST, L.P.

NEPTUNE CO-INVEST, L.P.

HPS KP MEZZ 2019 CO-INVEST, L.P.

HPS AP MEZZANINE PARTNERS 2019, L.P.

HPS HINODE MEZZANINE PARTNERS 2020, L.P.

HPS AD CO-INVESTMENT HOLDINGS, L.P.

PROXIMA CO-INVEST, L.P.

PROXIMA ONSHORE CO-INVEST, L.P.

SALUS CO-INVEST, L.P.

HPS MINT CO-INVEST, L.P.

MAPLE CO-INVEST, L.P.

BY: HPS MEZZANINE MANAGEMENT 2019, LLC, ITS INVESTMENT MANAGER

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS SPECIALTY LOAN EUROPE FUND V, SCSP

HPS SPECIALTY LOAN INTERNATIONAL FUND V, SCSP

MAYFAIR ALTERNATIVE CREDIT FUNDS ICAV

HPS ELBE UNLEVERED DIRECT LENDING FUND, SCSP

CORE SENIOR LENDING INTERNATIONAL FUND II, SCSP

HPS CORE SENIOR LENDING INTERNATIONAL FUND (EUR) II, SCSP

HPS SPECIAL SITUATIONS OPPORTUNITY OFFSHORE FUND II, SCSP

HPS ASSET VALUE LUX FUND (USD) III, SCSP

HPS ASSET VALUE LUX FUND III, SCSP

HPS STAR PRIVATE CREDIT FUND SCSP

CORE SENIOR LENDING INTERNATIONAL FUND (EUR) II-G, SCSP

SPECIALTY LOAN FUND INTERNATIONAL FUND VI, SCSP

SPECIALTY LOAN FUND VI, SCSP

SPECIALTY LOAN FUND VI-L, SCSP

SPECIALTY LOAN INTERNATIONAL FUND VI-L, SCSP

HPS SPECIALTY LOAN FUND (EUR) VI, SCSP

INSTITUTIONAL CREDIT EUROPE FUND, SCSP

CORE SENIOR LENDING INTERNATIONAL FUND II-S, SCSP

HPS SPECIALTY LOAN INTERNATIONAL FUND VI CO-INVEST, SCSP

HPS SPECIALTY LOAN FUND VI CO-INVEST, SCSP

HPS OFFSHORE SUSTAINABILITY & ENERGY TRANSITION FUND, SCSP

HPS SPECIALTY LOAN INTERNATIONAL FUND (EUR) VI, SCSP

HPS ART DIRECT LENDING FUND, SCSP

HPS ANCHOR DIRECT LENDING CO-INVESTMENT FUND, SCSP

BY: HPS INVESTMENT PARTNERS, LLC AS PORTFOLIO MANAGER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

MEZZANINE PARTNERS III, L.P.

OFFSHORE MEZZANINE PARTNERS III CO-INVEST, L.P.

OFFSHORE MEZZANINE PARTNERS III, L.P.

ASPEN CO-INVEST, L.P.

PATRIOT CO-INVEST, L.P.

AP MEZZANINE PARTNERS III, L.P.

BY: HPS MEZZANINE MANAGEMENT III, LLC, ITS INVESTMENT MANAGER

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

SANDLAPPER CREDIT FUND, L.P.

BY: HPS OPPORTUNITIES SL MANAGEMENT, LLC, ITS INVESTMENT MANAGER

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS STRATEGIC INVESTMENT MANAGEMENT V, LLC

BY: HPS INVESTMENT PARTNERS, LLC ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS INVESTMENT PARTNERS (UK) LLP

BY: HPS INVESTMENT PARTNERS (UK) LTD I & HPS INVESTMENT PARTNERS (UK) LTD II, ITS CORPORATE MEMBERS

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS INVESTMENT PARTNERS (HK), LIMITED

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Director

HPS INVESTMENTS PARTNERS (AUS) PTY LTD.

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Director

HPS ALSC MANAGEMENT, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE PARTNERS, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE PARTNERS II, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE MANAGEMENT III, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS MEZZANINE MANAGEMENT 2019, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS OPPORTUNITIES SL MANAGEMENT, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS RE MANAGEMENT, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS INVESTMENT PARTNERS CLO (US), LLC

By:	/s/ Edward Dale
Name:	Edward Dale
Title:	Director

HPS INVESTMENT PARTNERS CLO (UK) LLP

BY: HPS INVESTMENT PARTNERS (UK) LTD I & HPS INVESTMENT PARTNERS (UK) LTD II, ITS CORPORATE MEMBERS

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS EF GP, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS EL SLF 2016 GP, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

CGC, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

CGC III PARTNERS LLC

BY: CGC, LLC, ITS MANAGING MEMBER

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

SHELBY CO-INVEST, L.P.

BY: HPS MEZZANINE MANAGEMENT 2019, LLC, ITS INVESTMENT MANAGER

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS OFFSHORE STRATEGIC INVESTMENT PARTNERS V EUROPE, SCSP

HPS AZ SIP V CO-INVESTMENT FUND, SCSP

BY: HPS STRATEGIC INVESTMENT MANAGEMENT V, LLC, ITS PORTFOLIO MANAGER

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

SEGOVIA LOAN ADVISORS (UK) LLP

BY: SEGOVIA LOAN MANAGEMENT CORPORATE SERVICES (UK) LTD. AND SEGOVIA LOAN MANAGEMENT (UK) LTD., ITS CORPORATE MEMBERS

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Director

HPS AD SIP V CO-INVESTMENT FUND, L.P.

EASTWOOD CO-INVEST, L.P.

HPS STRATEGIC INVESTMENT PARTNERS V FEEDER, L.P.

HPS EVEREST CO-INVESTMENT FUND, L.P.

MINERVA CO-INVEST, L.P.

HPS HINODE STRATEGIC INVESTMENT PARTNERS V 2021, L.P.

MARILYN CO-INVEST, L.P.

NEPTUNE CO-INVEST, L.P.

HPS STRATEGIC INVESTMENT PARTNERS V, L.P.

HPS OFFSHORE STRATEGIC INVESTMENT PARTNERS V, L.P.

HPS AP STRATEGIC INVESTMENT PARTNERS V, L.P.

HPS HLBL CO-INVESTMENT FUND, L.P.

PICCADILLY CO-INVEST, L.P.

HPS PA SIP V CO-INVESTMENT FUND, L.P.

HPS HINODE STRATEGIC INVESTMENT PARTNERS 2023, L.P.

CAPRICORN CO-INVEST, L.P.

BOOST CO-INVEST, L.P.

BY: HPS STRATEGIC INVESTMENT MANAGEMENT V, LLC, ITS INVESTMENT MANAGER

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS INVESTMENT PARTNERS (SG) PTE. LTD.

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS LOAN MANAGEMENT 2013-2, LTD.

HPS LOAN MANAGEMENT 3-2014, LTD.

HPS LOAN MANAGEMENT 4-2014, LTD.

HPS LOAN MANAGEMENT 7-2015, LTD.

HPS LOAN MANAGEMENT 11-2017, LTD.

BY: HPS INVESTMENT PARTNERS CLO (US), LLC

By:	/s/ Edward Dale
Name:	Edward Dale
Title:	Authorized Signatory

AQUEDUCT EUROPEAN CLO 1-2017 DAC

AQUEDUCT EUROPEAN CLO 2-2017 DAC

AQUEDUCT EUROPEAN CLO 3-2019 DAC

AQUEDUCT EUROPEAN CLO 4-2019 DAC

AQUEDUCT EUROPEAN CLO 5-2020 DAC

AQUEDUCT EUROPEAN CLO 6-2021 DAC

AQUEDUCT EUROPEAN CLO 7-2022 DAC

AQUEDUCT EUROPEAN CLO 8-2022 DAC

AQUEDUCT EUROPEAN CLO 9-2022 DAC

BY: HPS INVESTMENT PARTNERS CLO (UK) LLP, ITS INVESTMENT MANAGER

BY: HPS INVESTMENT PARTNERS (UK) I, LTD. AND HPS INVESTMENT PARTNERS (UK) II, LTD., ITS CORPORATE MEMBERS

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Authorized Signatory

SEGOVIA EUROPEAN CLO 1-2014 DAC

SEGOVIA EUROPEAN CLO 2-2016 DAC

SEGOVIA EUROPEAN CLO 3-2017 DAC

SEGOVIA EUROPEAN CLO 4-2017 DAC

SEGOVIA EUROPEAN CLO 5-2018 DAC

SEGOVIA EUROPEAN CLO 6-2019 DAC

BY: SEGOVIA LOAN ADVISORS (UK) LLP, ITS INVESTMENT MANAGER

BY: SEGOVIA LOAN MANAGEMENT CORPORATE SERVICES (UK) LTD. AND SEGOVIA LOAN MANAGEMENT (UK) LTD., ITS CORPORATE MEMBERS

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Authorized Signatory

HPS ADVISORS, LLC

BY: HPS INVESTMENT PARTNERS, LLC, ITS SOLE MEMBER

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

HPS CORPORATE CAPITAL SOLUTIONS FUND

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Trustee

EXHIBIT A

RESOLUTIONS OF THE BOARD OF TRUSTEES OF HPS CORPORATE LENDING FUND

THE UNDERSIGNED, being all of the members of the Board of Trustees (the “Board”) of HPS Corporate Lending Fund, a Delaware statutory trust (the “Fund”), acting by unanimous written consent in accordance with Article IV, Section 4.13 of the Fund’s Fourth Amended and Restated Declaration of Trust (the “Declaration of Trust”), hereby adopt the following resolutions without a meeting, with full force and effect as if adopted by the unanimous affirmative vote of the Board at a meeting duly called and constituted, to be effective as of the date indicated herein.

Approval of Application to Amend Co-Investment Exemptive Order

WHEREAS, the Board has considered the application for an order to amend the Fund’s co-investment exemptive order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act;

NOW THEREFORE BE IT RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized in the name and on behalf of the Fund to submit and cause to be filed with the Securities and Exchange Commission an application for an amended order of exemptive relief, in substantially the form attached as Exhibit A, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof; and be it further

RESOLVED, that the officers of the Fund or their designees be, and each hereby is, authorized and empowered to execute such documents or take such further actions as they deem reasonably necessary, on the advice of counsel, to effect the preceding resolution.

(Approved by unanimous written consent of the Board on June 24, 2022.)